As filed with the Securities and Exchange Commission on April 21, 2006
Registration Statement No. 333- 125669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTEGRAL VISION, INC.

(Name of small business issuer in its charter)

Michigan	3823	38-2191935

(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

49113 Wixom Tech Drive, Wixom, Michigan 48393 – (248) 668-9230

(Address and telephone number of principal executive offices)

Charles J. Drake
Chairman
Integral Vision, Inc.
 49113 Wixom Tech Drive,
Wixom , Michigan 48393

(248) 668-9230

(Name, address and telephone number of agent for service)

Copies to: Robert L. Mazzeo, Esq. Mazzeo Song LLP 708 Third Avenue, 19th Floor New York, New York 10017 Telephone: (212) 599-0700

Approximate date of proposed sale to the public: From time to time after the registration statement becomes effective as the selling shareholders shall determine.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form SB-2 is being filed in order to update the prospectus included in this registration statement as required by Section 10(a)(3) of the Securities Act of 1933, as amended to reflect the registrant’s annual report on Form 10-K/A for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on April 5, 2006.

ii

Subject to completion, dated April 21, 2006

INTEGRAL VISION, INC.

[22,495,071] Shares of Common Stock

          This prospectus covers [22,495,071] shares of the common stock of Integral Vision, Inc., which may be offered and sold from time to time by the selling shareholders identified in this prospectus for their own account.

           We will receive no part of the proceeds from sales made under this prospectus. To the extent this prospectus relates to shares of our common stock underlying outstanding warrants, there can be no assurance that any of the outstanding warrants will be exercised; however , if all of the outstanding warrants are exercised for cash prior to their respective expiration dates, we may receive proceeds of up to approximately $ 5,921,040.

          We have agreed to pay the expenses incurred in connection with the registration of the shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders. Please see the section of this prospectus entitled “Use of Proceeds” for more information.

           The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling shareholders to the public without restriction.

          The selling shareholders and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the disposition of shares by the selling shareholders, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.

          Our common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers under the trading symbol “INVI”. The last reported sale price of our common stock on the OTC Bulletin Board on April __, 2006 was $ _____ per share.

          Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of this prospectus before investing in our common stock.

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PART I – INFORMATION REQUIRED IN PROSPECTUS

           The information in this prospectus is not complete and may be changed without notice. The selling shareholders may not sell the shares of our common stock covered by this prospectus until the related registration statement has been declared effective by the Securities and Exchange Commission (the “Commission”). This prospectus is not an offer to sell shares of our common stock, and the selling shareholders are not soliciting offers to buy such shares, in any state where the offer or sale of such shares is not permitted.

PROSPECTUS SUMMARY

          The following summary highlights key information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in deciding whether to purchase shares of our common stock. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, “Integral Vision” “the Company ,” “we,” “us,” and “our” refer to Integral Vision, Inc. and its subsidiary unless the context requires otherwise.

The Company

          Integral Vision, Inc. develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. The Company primarily inspects microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components.

          We have over nine years of experience in the display industry. Our products have been used for inspections of liquid crystal displays (LCD) and flat panel displays like those used in cell phones, electronic organizers, hand-held video games, camcorders, rear projection computer monitors, digital still cameras, HDTV, projectors, video headsets and other products. Using various software tools, our display inspection systems detect cosmetic and functional defects and employ a special interface to provide the results, images and statistics to production personnel.

          Our production process consists principally of assembling standard electrical, electronic and optical components and hardware subassemblies purchased from suppliers into finished products. We do not rely on a single source for parts and subassemblies. This mitigates our exposure to product interruption due to shortages of parts or limited suppliers. In developing and designing our products we utilize our proprietary intellectual property, which we protect using mechanisms and methods available to us by law. We presently own 14 U.S. patents. However, there can be no assurance that our patents would be considered valid if challenged or would not become obsolete due to technological advancement.

          The market for machine vision products is characterized by rapid and continuous technological development and product innovation. In an effort to maintain our competitive advantage, we allocate a significant portion of our resources to enhancing existing products and advancing new product development programs. We also seek to maintain close relationships with customers to remain responsive to their needs. The nature of our product offerings may result in significant sales to one or a limited number of customers in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on our results of operations. Although, we generally market our products to end users, we have had success integrating our products with original equipment manufacturers (OEMs) in certain circumstances.

          Our company faces significant risks. Because of our continuing losses and our need for an increased sales level to achieve profitability , our independent auditors included a “going concern” uncertainty in their audit report on our audited financial statements for the years ended December 31, 2005, 2004 and 2003. The “going concern” uncertainty signifies that substantial doubt exists about our ability to continue in business. Please see the section of this prospectus entitled “Risk Factors” for more information about the risks faced by us.

          Our principal executive office is located at 49113 Wixom Tech Drive, Wixom, Michigan 48393, and our telephone number is (248) 668-9230.

The Offering

Common stock offered by the selling shareholders	Up to 22,495,071 shares.

Terms of the offering	The selling shareholders will determine when and how they will dispose of the shares of common stock covered by this prospectus. See “Plan of Distribution”.

Use of proceeds

We will not receive any proceeds from the disposition of the common stock or interests therein by the selling shareholders. We may receive proceeds in connection with the exercise of certain warrants. Please see the section of this prospectus entitled “Use of Proceeds” for more information.

OTC Bulletin Board symbol for our common stock	INVI

Summary Financial Information

          You should read the following summary of historical financial data together with the “Management’s Discussion and Analysis or Plan of Operation” and our financial statements and related notes included in this prospectus. We have derived the data for each of the fiscal years ended December 31, 2004 and 2005 from our audited consolidated financial statements. The historical results are not necessarily indicative of future operating results. We have never paid a dividend and do not anticipate doing so in the foreseeable future. We expect to retain earnings, if any, to finance the expansion and development of our business.

          The following tables provide selected consolidated financial and operating data for the years ended December 31, 2005 and December 31, 2004 (dollars in thousands).

Statement of Operations Data

	Year Ended December 31,

	2005	2004

Net Revenue	$686	$1,542
Gross Margin	68	212
Operating Loss	(2,672)	(2,153)
Net Loss	(2,679)	(2,459)

Balance Sheet Data

	At December 31,

	2005	2004

Current Assets	$3,042	$680
Total Assets	3,227	872
Current Liabilities	465	2,484)
Long Term Debt	378	2,355)
Stockholders’ Equity (Deficit)	2,384	(3,967

RISK FACTORS

          An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the risks described below, as well as other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of the adverse events described in this “Risk Factors” section actually occur, our business, results of operations and financial condition could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment in our common stock. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements discussed in “Cautionary Statement About Forward-Looking Information.”

          We have a history of operating losses. We may incur future losses. This condition has caused our independent auditors to express substantial doubt about our ability to continue as a going concern.

          We have experienced net operating losses and incurred negative cash flows from operations since 1997. As of December 31, 2005, we had stockholder equity of $2,384,000. During the years ended December 31, 2005, 2004 and 2003, the Company incurred losses from continuing operations of approximately $2.7 million, $2.5 million and $1.9 million, respectively. This condition has caused our independent auditors to express substantial doubt about our ability to continue as a going concern in their report on our December 31, 2005 consolidated financial statements. Currently, our continuance as a going concern is dependent upon our ability to obtain and secure sufficient orders to achieve profitable operations. Although management believes that revenues from operations will be adequate to permit the Company to meet its obligations, there can be no assurance that such revenues will be accomplished or that we will be able to continue as a going concern in the normal course of business.

          Unless we are able to obtain orders and ship our products at the rate we presently anticipate, our revenues may not be sufficient to pay our debts when they become due.

          Our ability to generate profits will depend upon our future financial and operating performance, which in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors. Many of these factors are beyond our control. If our orders become less frequent or decrease in volume, our cash flow and capital resources may become insufficient to fund our operations until we begin to receive sufficient orders. We may be forced to delay planned expansion and diminish capital expenditures, sell assets or obtain additional financing through equity capital or debt. We cannot assure you that our operating results, cash flows and capital resources will be sufficient to satisfy our obligations in the future.

          Unless we are able to generate greater revenues, we may not be able to maintain positive equity on our balance sheet. We may require additional financing, which may not be accessible on attractive terms or at all.

          For the last several years, we have financed our operations through the sale of our securities and by borrowing money. We need to generate revenues at a level higher than our current rate. Our present cash position and current sales level is expected to fund our existing operations through the first quarter of 2007. After such period we may require additional financing to continue operations. There can be no assurance that we will be able to generate revenues, maintain positive stockholders’ equity or obtain additional financing sufficient to fund our capital needs.

          Sales of our machine vision products will grow when new technologies are adopted in mass production. Our sales should also grow when automated inspection of display products becomes more accepted.

          Our sales in the last few years have involved small quantities of inspection systems sold to several companies that are developing micro-display technologies. Our growth is dependent upon the rate of commercialization and mass production of the following micro-display technologies:

•	Liquid Crystal on Silicon (LCOS);

•	Micro ElectroMechanical Systems (MEMS); and

•	Organic Light Emitting Diode (OLED).

          However, adoption of new technologies may not occur in the near future.

          In addition, when automatic inspection of LCD displays becomes more widespread, we expect our products to become more attractive and the demand for our products to increase. Although it is presently anticipated that the rate of commercialization, mass production and automation of inspection is expected to grow in the next six months to a year, such growth could be delayed, as it has been in the past. The previous delays in the development of this industry were related to our potential customers solving a number of technical and production process problems. Any further delays in the full production of these micro-display technologies, or the abandonment of these technologies, would have significant negative consequences to our survival and future growth. If a viable market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products. We may also be unable to achieve profitability.

          Our potential customers may hesitate to place large orders with us because of our financial condition.

          Because of our financial position, certain customers and potential customers have expressed concerns regarding our stability and our resulting ability to fill any potential large orders. While the recent placement of convertible preferred shares and infusion of new capital may resolve some of these concerns, there is no assurance that potential customers will feel confident enough to place orders with us or that we will be able to fill any orders which are placed.

          Our future will depend on our ability to develop and successfully introduce new products and product enhancements.

          The markets in which we compete are characterized by rapid technological change. If we do not update and enhance our technologies, they will become obsolete. Our continued success will depend in large part upon our ability to develop and successfully introduce new products and product enhancements. We have devoted, and will continue to devote, substantial resources to product development. We cannot guarantee that we will be able to successfully develop, introduce or market new products or enhancements. We are also not certain that our new products or enhancements will meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, the success of our business will be materially and adversely affected. In addition, technological developments have resulted and may continue to result in the obsolescence of components and subassemblies which we hold as inventory.

          We may experience difficulties with third parties who supply electrical, electronic and optical components and hardware subassemblies for the compilation of our products.

          We rely on third party vendors to supply key components and subassemblies for our products. If those suppliers fail to develop and supply these components in a timely manner or at all, or fail to develop or supply components that meet our quality, quantity or cost requirements, we may become unable to obtain the necessary parts and subassemblies. If such event occurs, and if we are unable to obtain substitute sources of these components on a timely basis or on terms acceptable to us, we may not be able to assemble our products on schedule or at all. In addition, to the extent that our supply partners use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable components from alternative sources. We may also need to scale back implementation of our business development plans in the absence of needed vendors, which would adversely affect our future prospects. While we have entered into relationships with suppliers of some key components for our products, we do not know when or whether we will secure supply relationships for all required components and subassemblies for our products, or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure relationships with entities which can supply the required components for our products or if such suppliers suffer shortages of parts.

          Failure of our products to pass testing could negatively impact demand for our products.

          We may encounter problems and delays during testing of our products for a number of reasons, including:

•	failure of our technology;

•	failure of technology of third parties; and

•	our failure to design, maintain and service our products properly.

          Many of these potential problems and delays are beyond our control. Any problem or perceived problem with our product tests could materially harm our reputation and impair market acceptance of, and demand for, our products.

          We face competition from other companies and may be unable to compete successfully.

          The markets in which we intend to compete are new and require technological advancement. However, we anticipate that the rate of mass production and automation of inspection of micro-display products will grow and the markets will attract more competition. For optical inspection, our primary competitor is Westar Display Technologies, Inc. We believe that the principal competitive factors for optical inspection are quality, price, cycle times, and features. While we believe we currently compete favorably with respect to the above factors, we cannot guaranty that we will be able to continue to do so or that competition will not have a material adverse effect on our results of operations and financial condition. While we may face competition from additional sources in all aspects of our business, we believe that competition in the optical inspection of small flat panel displays, in particular, may intensify and that companies with substantially greater financial, technical, research and development, manufacturing and marketing resources than us may enter our markets.

          We sell a large percentage of our products outside of the United States. Changes in trade relations or local regulations may adversely affect our sales.

          Products sold for ultimate delivery to non-U.S. end-users accounted for 5%, 84% and 13% % of our net sales in 2005, 2004 and 2003, respectively. We expect that such sales will continue to represent a significant percentage of our net sales. Non-U.S. sales involve a number of risks, including the following:

•	fluctuations in currency exchange rates;

•	changes in trade policies;

•	tariff regulations;

•	changes in governments;

•	differences in commercial and regulatory requirements;

•	potential difficulties in enforcing contractual obligations; and

•	potential difficulties in enforcing intellectual property rights.

          Most of our international sales are made in U.S. dollars. For certain non-U.S. sales, we market and sell our products through independent sales representatives in Western Europe and Asia. The loss of a key foreign sales agent or OEM could have a material adverse effect on our non-U.S. sales and, accordingly, the success of our business.

          We may be unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property. As a result we could lose our competitive advantage.

          We believe that we currently have a competitive advantage based on the technological superiority of our products. We may not be successful in securing or maintaining proprietary patent protection for our products or technologies that we develop or license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our anticipated sales. While some of our products have proprietary patent protection, a challenge to these patents may result in litigation. Prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights can be protracted, expensive and may distract management and other personnel from performing their duties for us. However, failure to do so may diminish our ability to compete effectively and may harm our operating results.

          In order to develop and protect our competitive position, we rely upon:

•	patents;

•	trade secrets;

•	procedures related to confidentiality;

•	contractual provisions;

•	unpatented proprietary know-how; and

•	continuing technological innovation.

          Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets and technology. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

          If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, the success of our business could be materially adversely affected. In addition, there is no guaranty that foreign intellectual property laws will protect our patents and other intellectual property rights to the same extent as the laws of the United States.

          Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly involved in infringement claims as litigation concerning patents, other forms of intellectual property and proprietary technology is becoming more widespread. Any claim, whether meritorious or not, could be time consuming and result in costly litigation, operational delays and distraction of management. If we are found to have infringed on the intellectual property of others, our products could be removed from the market, or we could suffer a substantial delay in, or prevention of, the introduction of new products to the market. Any of these factors could have a material adverse effect on our business.

          Our business depends on retaining and attracting highly capable management and operating personnel.

          Our continued success depends in large part on certain key management and technical personnel, the loss of one or more of whom could adversely affect our future. In particular, we rely upon the services and expertise of:

•	our CEO, Charles J. Drake;

•	our President, Mark R. Doede;

•	our Chief Technical Officer, Andrew Blowers; and

•	our product development and engineering staff.

          If any of them were to become unavailable to work for us, our financial condition, operating results and future prospects for success would be adversely affected.

          Our growth strategy will require the following:

•	expanded customer services and support;

•	increased personnel throughout the Company;

•	expanded operational and financial systems; and

•	implementation of additional control procedures.

          To retain and attract key personnel, we use various measures, including employment agreements, a stock incentive plan and incentive bonuses for key employees. We believe that our future success will depend significantly upon our ability to attract, retain and motivate skilled technical, sales and management employees. However, we cannot guarantee that we will be able to attract and retain qualified personnel.

          We may be unable to manage rapid growth effectively.

          We expect to expand our production capabilities, accelerate the marketing of our products and enter a period of rapid growth. This will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the development and production of technologically advanced new products. Our ability to manage our rapid growth effectively will require us to do the following:

•	continue to improve our operations;

•	improve our financial and management information systems; and

•	train, motivate and manage our employees.

          Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

          All of our operations are consolidated in a single location and we are susceptible to business interruption in the event of damage to or disruptions in our facility.

          Our headquarters and all of our employees are located in the same building in Wixom , Michigan. We have no present plans to establish any offices in addition to our headquarters. Because our operations are consolidated in one location, we are more susceptible to power and equipment failures and business interruptions in the event of fires, floods and other natural disasters than if we had multiple office locations. We cannot assure you that we are adequately insured to cover the amount of any losses relating to any of these potential events, business interruptions resulting from damage to or destruction of our headquarters or other events affecting us that do not occur on our premises.

          Our principal shareholders have substantial control over our affairs.

          Our directors and executive officers, together with our other principal shareholders, own or control approximately 66 % of our outstanding common stock as of the date of this prospectus. These shareholders are able to exert substantial influence over all matters submitted to a vote of the shareholders, including the election and removal of directors, amendments to our articles of incorporation and by-laws, and the approval of a merger, consolidation or sale of all or substantially all of our assets. In addition, this concentration of ownership could inhibit the management of our business and affairs and have the effect of delaying, deferring or preventing a change in control or impeding a merger, consolidation, takeover or other business combination which you, as a shareholder, may view favorably.

          Product liability or defects could negatively impact our operations and demand for our products.

          Any liability we incur for damages resulting from malfunctions or design defects of our products could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, a publicized actual or perceived problem could adversely affect the market’s perception of our products resulting in a decline in demand for our products. Such an event could divert the attention of our management, which may materially and adversely affect our business, financial condition, results of operations and prospects.

          Our common stock price has been and could remain volatile because of several factors, including a limited public float.

          The market price of our common stock has historically experienced and may continue to experience significant volatility. During the twelve-month period ended December 31, 2005, the sale price of our common stock fluctuated from $ 1.16 to $ 2.43 per share. We believe that our common stock is subject to wide price fluctuations because of several factors, including the following:

•	absence of meaningful earnings;

•	relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on our stock price;

•	announcements by us or our competitors of new products, significant contracts, acquisitions or strategic relationships;

•	general volatility in recent years of the stock markets, especially the markets for technology-related stocks; and

•	investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting.

          This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock.

          If our shareholders sell a large number of shares of common stock or if we issue a large number of shares in connection with future acquisitions or financings, the market price of our common stock could decline significantly. Further, the perception in the public market that our shareholders might sell a large number of shares of common stock could cause a decline in the market price of our common stock. In addition, we may become subject to securities class action litigation as a result of volatility in the price of our common stock, which could result in substantial costs and diversion of management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

          The terms of our agreement related to recently issued common stock and warrants may restrict our operations and future financing arrangements.

          Our securities contain restrictive covenants that limit our ability to, among other things:

•	sell our common stock or common stock equivalents under certain circumstances;

•	engage in variable rate and “most favored nation” transactions;

•	repurchase our capital stock and debt securities, except for repurchases made from certain earnings, and except for payments or actions with respect to debt securities;

•

merge with or into another entity, except for certain mergers in which our company survives and is not in default, or mergers in which the surviving company assumes our obligations to the securities holders;

•

make certain investments, except for investments that are expressly permitted such as investments in certain US government securities, investments in the ordinary course of business and investments not exceeding $500,000 in the aggregate;

•

dispose of any assets in which security interests have been granted to securities holders, except for certain dispositions such as dispositions in the ordinary course of business, and dispositions providing for payment of 50% of the proceeds to those securities holders, or at the election of certain securities holders’, conversion of certain securities into our common stock;

•

create liens on our assets, except for certain permitted liens, which include, among other things, liens incurred in the ordinary course of business or certain liens not exceeding $500,000 in the aggregate; and

•	engage in transactions with our affiliates, except on terms which are no less favorable to us than could be obtained from persons who are not affiliates.

          These covenants may limit our ability to respond to changing business and economic conditions and to secure additional financing. As a result, we may be hindered from engaging in transactions that might be considered important to our business strategy or otherwise beneficial to us.

          In the event that we obtain additional capital, existing shareholders may face dilution from our financing efforts.

          For the last several years, we have financed our operations through the sale of our securities and by borrowing money. These transactions have resulted in the dilution of ownership interests held by existing shareholders. Although we do not anticipate a need for additional financing for at least 12 months, we may choose to raise additional capital through public or private financing. We could issue debt securities, capital stock, or a combination of these securities. If we raise additional funds through the sale of equity or convertible debt securities, your ownership percentage of our common stock will be reduced. In addition, these transactions may dilute the value of our common stock. We may also have to issue securities that have rights, preferences and privileges superior to our common stock.

          We could be subject to legal action by the investors and by state and federal securities regulators if we have failed to comply with all applicable laws in connection with our private placement transactions.

          We have offered and sold securities in private placements in reliance upon exemptions from the registration requirements of the Commission and state agencies. These exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of the exemptive provisions, investors might have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek rescission or prevail in any suit, we could face severe financial demands that could materially and adversely affect our financial position. Further, the Commission and state agencies could take action against us that could, among other things, divert management’s attention from the operation of our business, cause us to pay fines and penalties and cause us to have to repay investors their original investment.

          CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

          Some of the information contained in this prospectus and the documents incorporated by reference into this prospectus may contain “forward-looking statements”, as defined in Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to events or transactions that have not yet occurred, our expectations or estimates for our future operations, objectives, growth strategies, business plans or other facts that have not yet occurred. These statements can be identified by the use of forward-looking terminology such as “might,” “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “likely,” “believe,” or “continue” or the negative of those words, or other variations or comparable terminology. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

          The following important factors, in addition to those discussed in “Risk Factors” and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	our ability to develop commercially viable products;

•	our ability to control costs;

•	the development of viable markets for our products;

•	development of our sales force;

•	successful adoption of our products and services;

•	managerial execution;

•	employee retention;

•	our ability to protect our intellectual property;

•	competition;

•	release of new and upgraded products and services by us or our competitors;

•	changes within our industries;

•	our possible future need for additional capital;

•	changes in accounting policies or practices;

•	legal and regulatory issues; and

•	general economic conditions.

          Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

          We will not receive any proceeds from the disposition of up to [22,495,071] shares of common stock or interests therein by the selling shareholders. However, if any of the warrants to purchase common stock being registered under the registration statement of which this prospectus is a part are exercised for cash, we will receive the exercise price for these transactions. There can be no assurance that any of these warrants will be exercised. However, if all of these outstanding warrants are exercised prior to their respective expiration dates, we will receive proceeds of approximately $ 5,921,040. Any proceeds we receive will be used for working capital purposes and reduction of our outstanding debt. We have agreed to pay the expenses in connection with the registration of these shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

SELLING SHAREHOLDERS

          Over a period from March 29, 2001 through March 31, 2005, we sold our Class 1 Notes, Class 2 Notes and Class 3 Convertible Notes to a limited number of investors in private transactions. The Class 1 and Class 2 Note purchasers also obtained warrants to purchase our common stock at prices that were based on the market price of our common stock at the time the Class 1 and Class 2 Notes were purchased. The Class 3 Convertible Notes are convertible into our common stock at a price based on the market price of our common stock at the time the Class 3 Notes were purchased. As of the date of this prospectus, all of the Class 1 Note warrants and most of the Class 2 Note warrants have been exercised and most of the Class 3 Notes have been converted into common stock. We agreed to register, if the shareholders so request, up to 100% of the common stock issued upon the exercise of the Class 1 and 2 Note warrants and conversion of convertible notes for resale by selling shareholders. As of the date of this prospectus, 10,902,231 of the original 11,425,508 shares of common stock issued against these securities remain eligible for registration. In addition, we agreed to register up to 100% of the common stock issuable upon the exercise of remaining outstanding Class 2 Note warrants and conversion of outstanding Class 3 Convertible Notes, if the holders of securities request to be included in the registration. As of the date of this prospectus, the outstanding Class 2 Note warrants are exercisable into 321,040 shares at an exercise price equal to $1.00 per share, and outstanding Class 3 convertible notes are convertible into 378,000 shares at a conversion price equal to $1.00 per share.

          In June 2004, we sold $1,504,260 in aggregate principal amount of our common shares to a limited number of investors in private transactions. At the request of the shareholders, we agreed to register up to 100% of the June 2004 shares for resale by the selling shareholders. As of the date of this prospectus, there remain 1,143,800 of the original 1,223,000 common shares representing all of the shares issued in June 2004.

          On April 12, 2005, we sold $7,000,000 in aggregate principal amount of our convertible preferred stock with stated value of $1,000 per share, and warrants to purchase up to 3,500,000 shares of our common stock in a private placement. Each warrant is exercisable at an exercise price equal to $1.60 per share and expires on April 12, 2010. On May 27, 2005, the preferred shares automatically converted into 7,000,000 shares of common stock upon shareholder approval to increase our authorized common stock and upon filing of the Certificate of Amendment of our Articles of Incorporation relating to same. We agreed to register an aggregate 10,500,000 shares of our common stock underlying the converted preferred stock and related warrants, for resale by the selling shareholders. As of the date of this prospectus there remain 9,750,000 of the original 10,500,000 shares.

          We issued 42,000 shares of our unregistered common stock to Maxco, Inc. in consideration for consulting services provided to us by Maxco for six months ended March 31, 2005. Maxco’s services included assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The amount charged to operations for this compensation amounted to $70,000 which is based on the average closing price of our common stock over that period. We agreed to register 100% of such common stock.

          The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 31, 2006, by each of the selling shareholders. This information includes the number of shares beneficially owned prior to the offering contemplated by this prospectus, the number of shares each selling shareholder may dispose of pursuant to this prospectus and the number of shares which each would own beneficially if all the shares covered hereby are sold. The number of shares in the column labeled “Shares Being Offered” represents all of the shares that each selling shareholder may dispose of pursuant to this prospectus. The table assumes that the selling shareholders will dispose of all of the shares covered hereby, although registration of the shares of common stock in this prospectus on their behalf does not obligate any of them to offer or sell such shares. We are unable to determine the exact number of shares that actually will be disposed of. We do not know how long the selling shareholders will hold the shares before disposing of them and we currently have no agreements, arrangements or understandings with any of the selling shareholders regarding the sale of any of the shares other than our agreement with the holders of common stock resulting from conversion of Series A convertible preferred shares. We agreed to keep this prospectus effective until either the date when their shares may be resold without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or all of their shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect, whichever is earlier. No offer or sale of common stock under this prospectus may be made by such selling shareholders unless that selling shareholder has notified us, provided all required information to us and any necessary supplement to this prospectus has been filed or an amendment to the registration statement has become effective.

          The information in the following table reflects the most recent information furnished to us by each of the identified selling shareholders. The numbers contained in the table may change because of stock splits, stock dividends or similar events involving our common stock; as a result of anti-dilution provisions contained in the convertible notes, common shares resulting from conversion of preferred shares and warrants ; or due to sales of shares of our common stock .

          Unless otherwise indicated in the footnotes to the table, none of the following has held any position, office or other material relationship with us or our affiliates during the past three years.

Name of Shareholder	Number of Shares Beneficially Owned Prior to Offering (1)	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Stock Owned After Offering (2)

Maxco, Inc. (3)	2,410,183	169,578	2,240,605	6.65%
J.N. Hunter IRA	263,846	183,846	80,000	*
Industrial Boxboard Company (4)	187,846	183,846	4,000	*

Industrial Boxboard Corporation	2,477,833	2,426,833	51,000	*
Profit Sharing Plan and Trust (5)
John R. Kiely, III	2,211,988	2,194,888	17,100	*

Ricardo L. Larrabure	146,254	146,254	0	*
Garrett H. Larrabure	206,640	206,640	0	*
P. Robert & Susan Klonoff	497,267	497,267	0	*

The Klonoff Company, Inc. (6)	20,000	20,000	0	*
Max A. Coon (7)	395,554	68,295	327,259	*
J. Michael Warren (8)	321,829	321,829	0	*
Charles J. Drake (9)	2,445,803	2,045,803	400,000	1.19%
John R. and Margaret Lee Kiely Revocable Trust (10)	1,406,377	1,386,377	20,000	*
George Ansara	45,000	40,000	5,000	*
Lewis G. Ansara	40,000	40,000	0	*

Andrew E. Ansara, Jr.	40,000	40,000	0	*
Hubert H. Hargis	117,500	90,000	27,500	*

Chris Barnes	40,000	40,000	0	*
Ronald J. Kohler	55,000	55,000	0	*
Victor L. Ansara	20,000	20,000	0	*
Brian P. McDonnell	20,000	20,000	0	*
Norman M. Ansara	20,000	20,000	0	*

Daniel V. Sagady	50,000	50,000	0	*
Robert J. Shaw	25,000	25,000	0	*
DAC Fonds (11)	813,000	813,000	0	*
Logos Partners, L.P. (11)	165,800	165,800	0	*
Porter Partners, L.P (11)	138,000	132,000	6,000	*
EDJ Limited (11)	33,000	33,000	0	*
Special Situations Technology Fund, L.P. (12)	324,200	315,000	9,200	*
Special Situations Technology Fund II, L.P. (12)	1,997,800	1,935,000	62,800	*
Special Situations Cayman Fund, L.P. (12)	1,091,608	1,050,000	41,608	*
Special Situations Private Equity Fund, L.P. (12)	2,326,888	2,250,000	76,888	*

Name of Shareholder	Number of Shares Beneficially Owned Prior to Offering (1)	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Stock Owned After Offering (2)

Bonanza Master Fund Ltd. (13)	4,016,100	3,750,000	266,100	*
SRB Greenway Capital, L.P. (13)(14)	42,600	42,600	0	*
SRB Greenway Offshore Operating Fund, L.P. (13)(14)	27,250	27,250	0	*
SRB Greenway Capital (QP), L.P. (13)(14)	305,150	305,150	0	*
Kircher Family Trust dtd 03/24/04 (14)	75,000	75,000	0	*
Kiely, Michael H.	217,213	217,213	0	*
Kehoe, Dale R.	560,130	560,130	0	*
Collis, Robert W.	101,133	101,133	0	*
Kiely, Michael H. & Yung Kwang	25,000	25,000	0	*
Kiely, Michael H. & Inmay	25,000	25,000	0	*

Kiely, Michael H. &Kotun	25,000	25,000	0	*
Kiely, Maria P. IRA	56,500	56,500	0	*
Kiely, Michael H. IRA	56,500	56,500	0	*
Pillsbury Trust	246,079	241,079	5,000	*
P. Robert Klonoff	2,260	2,260	0	*

*	Less than 1%.

(1)

Represents the number of outstanding shares of common stock held by such selling shareholder and the number of shares of common stock issuable upon the exercise of warrants and the conversion of notes held by such selling shareholder. For purposes of the foregoing table, we determined beneficial ownership in accordance with rules promulgated by the Commission and, therefore, the information is not necessarily indicative of beneficial ownership for any other purpose. In determining beneficial ownership, we disregarded contractual limitations on a selling shareholder’s right to convert or exercise convertible notes and warrants that limit the number of shares of our common stock beneficially owned by such selling shareholder to 4.99% of the number of shares of our common stock outstanding.

(2)

Assumes the sale of all of the shares of common stock offered by each selling shareholder. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

(3)

One of the members of our board of directors, who also is on the compensation committee of our board, is an executive of Maxco, Inc. See “Directors, Executive Officers, Promoters and Control Persons” for more information.

(4)	John N. Hunter and his spouse are the sole general partners of this entity.

(5)	John N. Hunter and his spouse are the sole trustees of this trust.

(6)	P. Robert Klonoff and his spouse are the sole shareholders of The Klonoff Company, Inc.

(7)	Mr. Coon is our secretary, a director and vice chairman of our board of directors and president and chairman of the board of directors of Maxco, Inc.

(8)

Mr. Warren is president of Warren Cameron Asciutto & Blackmer, P.C., the law firm which serves as our general counsel. 199,959 shares were obtained as a result of the conversion of Class 3 convertible notes issued to an affiliate of Warren Cameron in lieu of cash payment for services.

(9)	Mr. Drake is the chairman of our board of directors and our chief executive officer.

(10)	John R. Kiely, III is the sole trustee of this trust.

(11)

The selling shareholder, who is an affiliate of a broker-dealer, has advised us that such selling shareholder acquired the securities in the ordinary course of business and, at the time, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(12)

AWM Investment Company, Inc. (“AWM”) is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. (“SSTA”) is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of AWM, SSTA and MG. Through their control of AWM, SSTA and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(13)

BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. SRB Management is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above.

(14)	The selling shareholder disclaims beneficial ownership of any shares of our common stock in excess of 4.99% of our outstanding common stock.

PLAN OF DISTRIBUTION

          Any or all of our shareholders, including those who sell their shares after converting their notes and exercising their warrants, and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prices prevailing in such market or as may be negotiated at the time of the sale. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

          The selling shareholders, and those who sell their stock after converting their notes and warrants into shares, will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered by this prospectus.

          Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders in negotiated amounts. If any broker-dealer acts as agent for the purchaser of shares, they may receive fees from the purchaser. In the case of an agency transaction, a customary brokerage commission must be in compliance with National Association of Securities Dealers Rules (NASDR) Rule 2440. In the case of a principal transaction, a markup or markdown must be in compliance with NASDR IM-2440.

          In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option, derivative securities or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus. Such broker-dealer or other financial institution may subsequently resell the shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. Any supplement and, if necessary, a post-effective amendment to the registration statement, of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of securities.

          The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Some selling shareholders assumed an obligation that in no event a broker-dealer can receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

          To our knowledge, there are currently no written or oral agreements, plans, arrangements or understandings between any selling shareholders, or those who sell their stock after converting their notes and warrants into shares, and any broker, dealer, agent or underwriter regarding the sale of the common stock by the selling shareholders, other than our agreement with the holders of common stock resulting from conversion of Series A Convertible Preferred Shares. We agreed to keep this prospectus effective until either the date when their shares may be resold without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or all of their shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect, whichever is earlier.

          In order to comply with the securities laws of certain states, sales of shares offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

          Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

           We have agreed to indemnify the selling shareholders, and those who sell their stock after converting their notes and warrants into shares, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We will pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, brokerage fees and stock transfer taxes applicable to the common stock sold by the selling shareholders, and those who sell their stock after converting their notes and warrants into shares.

          Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. The selling shareholders may not effect any sale or distribution of the shares until after the prospectus has been appropriately amended or supplemented, if required. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors

          The following information is furnished concerning the members of our Board of Directors.

Name	Present Position with the Company and Principal Occupation	Age	Served as Director Since

Max A. Coon	Secretary and Vice Chairman of the Board of Integral Vision, Inc.; President and Chairman of the Board of Maxco, Inc.	71	1978

Charles J. Drake	Chairman of the Board and Chief Executive Officer of Integral Vision, Inc.	65	1978

Samuel O. Mallory	Director of Integral Vision, Inc.; Investor	73	2001

Vincent Shunsky	Treasurer and Director of Integral Vision, Inc	57	1978

William B. Wallace	Director of Integral Vision, Inc.; Senior Managing Director of Equity Partners, Ltd., a Bloomfield Hills, MI- based private investment banking firm	61	1990

          All of the foregoing Directors have been engaged in the principal occupation specified for the previous five years. Messrs.Coon and Mallory are also Directors of Maxco, Inc., the common stock of which is traded on the Nasdaq Stock Market.

Director Committees

          Compensation Committee. Our Compensation Committee consists of two directors, Messrs. Coon and Shunsky. The Compensation Committee is responsible for reviewing general policy matters relating to compensation and benefits of directors and officers and determining the total compensation of our officers and directors.

          Audit Committee. Our Audit Committee consists of 2 directors, Messrs. Mallory and Wallace. The Audit Committee is charged with recommending the engagement of independent accountants to audit our company’s financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of our company’s management and independent accountants pertaining to our financial statements and performing other related duties and functions as are deemed appropriate by the Audit Committee. It is the opinion of the board of directors that the members of the Audit Committee are each independent under the definition of the Exchange Act.

Officers

          The following information is furnished concerning our Executive Officers.

Name	Present Position with the Company and Principal Occupation	Age	Served as Officer Since

Charles J. Drake	Chairman of the Board and Chief Executive Officer of Integral Vision, Inc.	65	1978

Mark R. Doede (1)	President, Chief Operating Officer and Chief Financial Officer of Integral Vision, Inc.	48	1989

Arthur D. Harmala	Vice President of Marketing of Integral Vision, Inc.	62	1995

Andrew Blowers (2)	Chief Technical Officer of Integral Vision, Inc.	38	2002

Mark A. Michniewicz (3)	Vice President of Engineering of Integral Vision, Inc.	38	2002

Max A. Coon	Secretary and Vice Chairman of the Board of Integral Vision, Inc.; President and Chairman of the Board of Maxco, Inc.	71	1978

Vincent Shunsky	Treasurer and Director of Integral Vision, Inc.	57	1978

          All of the foregoing officers of the Company have been engaged in the principal occupations specified above for the previous five years except for as follows:

(1)

Mark R. Doede was appointed as President and Chief Operating Officer in February 1998 and was appointed as Chief Financial Officer in September 2002. Prior to that time, Mr. Doede served as Vice President and Chief Operating Officer of our welding products division since 1996 and served our company in various other capacities since 1980.

(2)

Andrew Blowers was appointed as Chief Technical Officer in May 2002. Prior to that time, Mr. Blowers served as our Manager of Advance Product Development since 1998 and as an Application Engineer from 1996 to 1998.

(3)	Mark A. Michniewicz was appointed as Vice President of Engineering in May 2002. Prior to that time Mr Michniewicz served as a Director of Engineering since 2000 as a Manager of

Optical/Mechanical Engineering from January 2000 to May 2000 and as an
Optical/Mechanical Engineer from 1994 to 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information as of March [31], 2006 about the shareholders whom we believe are the beneficial owners of more than five percent (5%) of our outstanding common stock, as well as information about ownership of our common stock by each of our directors, our chief executive officer, our other four most highly compensated executive officers and our directors and named executives as a group. Except as described below, we know of no person that beneficially owns more than 5% of our outstanding common stock. Except as otherwise noted below, each person or entity named in the following table has the sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns. Except as otherwise noted below, the address of each person or entity named in the following table is c/o Integral Vision, Inc., 49113 Wixom Tech Drive, Wixom , Michigan 48393.

Amount and Nature of Beneficial Ownership

Name and Address of Beneficial Owner	Type of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Austin W. Marxe David M. Greenhouse (1) 153 East 53rd Street, 55th Floor New York, NY 10022	Common Stock	6,728,196	21.47%

Bonanza Master Fund, LTD (2) 300 Crescent Court, Suite 1740 Dallas, TX 75201	Common Stock	4,016,100	13.06%

Maxco, Inc. (3) 1118 Centennial Way Lansing, MI 48917	Common Stock	2,410,183	8.17%

J. N. Hunter (4) Industrial Boxboard Corporation 2249 Davis Court Hayward, CA 94545	Common Stock	2,929,525	9.89%

John R. Kiely, III (5) 17817 Davis Road Dundee, MI 48131	Common Stock	3,630,065	12.26%

Charles J. Drake (6)	Common Stock	2,445,803	8.29%

Max A. Coon (7)	Common Stock	395,554	1.34%

Mark R. Doede (8)	Common Stock	401,500	1.34%

Arhur D. Harmala (9)	Common Stock	177,000	*

Andrew Blowers (10)	Common Stock	230,050	*

Mark A. Michniewicz (11)	Common Stock	178,500	*

Vincent Shunsky (12)	Common Stock	23,183	*

Samuel O. Mallory (13)	Common Stock	25,000	*

William B. Wallace	Common Stock	0	*

All Directors and Officers as a Group (9 persons) (14)	Common Stock	3,876,590	12.79%

* Beneficial ownership does not exceed 1%.

(1)

Austin W. Marxe and David M. Greenhouse are the principal owners of AWM, SSTA and MG. AWM is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SSTA is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Through their control of AWM, SSTA and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed below. The total beneficial ownership of Messrs. Marxe and Greenhouse includes:

	(i)	219,200 shares of common stock currently held and warrants for the purchase of 105,000 shares, which expire on April 12, 2010, held by Special Situations Technology Fund, L.P.;

	(ii)	1,352,800 shares of common stock currently held and warrants for the purchase of 645,000 shares, which expire on April 12, 2010, held by Special Situations Technology Fund II, L.P.;

	(iii)	741,608 shares of common stock currently held and warrants for the purchase of 350,000 shares, which expire on April 12, 2010, held by Special Situations Cayman Fund, L.P.; and

	(iv)	1,576,888 shares of common stock currently held and warrants for the purchase of 750,000 shares, which expire on April 12, 2010, held by Special Situations Private Equity Fund, L.P.

	(v)	908,033 shares of common stock currently held by Special Situations Fund III QP, L.P.

	(vi)	79,667 shares of common stock currently held by Special Situations Fund III, L.P.

(2)	The total beneficial ownership includes 2,766,100 shares of common stock currently held and warrants for the purchase of 1,250,000 shares, which expire on April 12, 2010.

(3)	The total beneficial ownership includes 2,410,183 shares of common stock owned directly by Maxco , Inc.

(4)	The total beneficial ownership includes:

	(i)	263,846 shares of common stock held directly by J.N. Hunter in the J.N. Hunter IRA;

	(ii)	187,846 shares held by the Industrial Boxboard Company, of which Mr. Hunter and his spouse are the sole general partners;
	(iii)	2,343,272 shares held by the Industrial Boxboard Corporation Profit Sharing Plan and

Trust, of which Mr. Hunter and his spouse are the sole trustees; and
	( iv )	warrants for the purchase of 134,561 shares held by the Industrial Boxboard

Corporation Profit Sharing Plan and Trust, which expire on April 13, 2009.

(5)	The total beneficial ownership includes:
	(i)	2,211,988 shares of common stock held directly by John R. Kiely III;

	(ii)	1,291,693 shares held by John R. and Margaret Lee Kiely Revocable Trust, of which

Mr. Kiely is the sole trustee;
	(iii)	1,500 shares held by Mr. Kiely as custodian for his children;

	(iv)	warrants for the purchase of 114,684 shares held by John R. and Margaret Lee Kiely

Revocable Trust, which expire on April 13, 2009; and

(v) 10,200 shares held by Michael H. Kiely Trust, of which Mr. Kiely is the co-trustee.

(6)	The total beneficial ownership represents 2,445,803 shares of our common stock held directly by Charles J. Drake.

(7)	The total beneficial ownership includes:

(i) 238,495 shares of common stock held directly by Max A.Coon; (ii) 103,859 shares held by Max A. Coon IRA; ( iii ) 53,200 shares held Max A. Coon Mgt Holdings.

(8)

The total beneficial ownership includes 41,500 shares of common stock currently held; options to purchase 315,000 shares, which Mr. Doede is eligible to exercise immediately; and options to purchase 45,000 shares, which Mr. Doede is eligible to exercise beginning June 3, 2006.

(9)	The total beneficial ownership includes 72,000 shares of common stock currently held and options to purchase 105,000 shares, which Mr. Harmala is eligible to exercise immediately.

(10)

The total beneficial ownership includes 55,050 shares of common stock currently held; options to purchase 140,000 shares, which Mr. Blowers is eligible to exercise immediately ; and options to purchase 35,000 shares, which Mr. Blowers is eligible to exercise beginning June 3, 2006.

(11)

The total beneficial ownership represents options to purchase 158,500 shares, which Mr. Michniewicz is eligible to exercise immediately and options to purchase 20,000, which Mr. Michniewicz is eligible to exercise beginning June 3, 2006.

(12)	The total beneficial ownership includes 21,183 shares of common stock held directly by Vincent Shunsky and 2,000 shares held by Mr. Shunsky’s IRA.

(13)	The total beneficial ownership represents 25,000 shares of our common stock held directly by Samuel O. Mallory.

(14)

The total beneficial ownership includes 3,058,090 shares of common stock currently held by our officers and directors and options to purchase 718,500 shares held by four officers, which they are eligible to exercise immediately ; and options to purchase 100,000 shares held by three officers, which they are eligible to exercise beginning June 3, 2006.

DESCRIPTION OF SECURITIES

          Integral Vision’s authorized capital stock consists of 41,000,000 shares of common stock, without par value, stated value $0.20 per share, and 400,000 shares of preferred stock, no par value.

Common Stock

          As of March 31, 2006, [29,491,409] shares of our common stock were outstanding and held by approximately 347 shareholders of record. There are approximately 76 securities dealers included in the number of record holders, who represent an unknown number of beneficial ownership positions. A significant portion of our common stock, approximately 25 - 35%, is held in either nominee name or street name brokerage accounts. All outstanding shares of common stock are fully paid and non-assessable.

          Each holder of our common stock is entitled to one vote for each share held of record on all matters to be voted on by shareholders. Shareholders do not have cumulative voting rights in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control the affairs of Integral Vision.

          Holders of common stock are entitled to receive dividends on a pro rata basis upon declaration of dividends by the Board of Directors, provided that required dividends, if any, on the preferred stock have been provided for or paid. Dividends are payable only out of funds legally available for the payment of dividends. Upon a liquidation, dissolution or winding up of Integral Vision, holders of our common stock will be entitled to a pro rata distribution of the assets of the Company , after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of preferred stock, if any.

          Our Restated Articles of Incorporation, as amended, do not grant preemptive rights. The common stock may not be redeemed except upon our consent and the consent of the shareholders and the common stock is not subject to liability for further calls or to assessments by Integral Vision. This summary does not purport to be complete and is qualified in its entirety by reference to our Restated Articles of Incorporation, as amended, the Securities Act and to Michigan law.

Preferred Stock

          We are authorized to issue 400,000 shares of preferred stock, of which there are no shares issued and outstanding. Shares of preferred stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by our board of directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors pursuant to authority vested in it. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of preferred stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the board of directors. Any preferred stock so issued could dilute the voting power and equity of the holders of the common stock by, for example, reducing the amount of funds otherwise available for payment to holders of the common stock, either upon liquidation of our company or as dividends, restricting the payment of dividends to holders of common stock, and diluting the voting power of the holders of the common stock.

          One of the effects of the existence of unissued and unreserved shares of capital stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company ’s management. If, for example, in the due exercise of its fiduciary obligations the Board of Directors were to determine that a takeover proposal is not in the Company ’s best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

           On April 12, 2005, pursuant to a Securities Purchase Agreement, we sold 7,000 shares of Series A Convertible Preferred Stock and warrants to purchase 3,500,000 shares of our common stock in a private placement to accredited investors. The aggregate purchase price for this transaction was $7,000,000. Each share of the Series A Convertible Preferred Stock issued is convertible into 1,000 shares of unregistered common stock. The warrants for the purchase of up to 3.5 million shares of common stock are exercisable at $1.60 per share for a period of five years from the date of issuance.

           The issuance of these securities was exempt from registration under Rule 506 of Regulation D and under Section 4(2) of the Securities Act, as a sale not involving a public offering. Upon obtaining shareholder approval at our annual meeting of shareholders on May 26, 2005 to, among other things, increase our company’s authorized common stock, the preferred shares automatically converted into 7,000,000 shares of our common stock on May 27, 2005.

           Until each holder owns less than 20% of the conversion shares, we must obtain the consent of holders of majority interests in the conversion shares before taking various actions, including reverse or forward stock splits and reclassification of our common stock. So long as any purchaser of preferred shares owns any of our securities, the Company may not engage in any financing involving a variable rate or “most favored nation” transactions. During the period of twelve months after the registration statement of which this prospectus is a part is declared effective, the holders of conversion shares are entitled to an anti-

dilution protection that reduces the conversion price to the lowest price at which such securities are sold to another purchaser during that period. In the event of a sale of our common stock or common stock equivalents during such period at a price lower than the conversion price at which the Series A Convertible Preferred Stock was automatically converted, the holders of conversion shares will be entitled to receive additional common stock as though such conversion price had been, at the time of the automatic conversion, equal to such lower price.

           We agreed to file with the Commission a shelf registration statement covering the resale of the conversion shares and shares of our common stock issuable upon exercise of the warrants. The registration statement of which this prospectus is a part was filed in order to fulfill such agreement. We are required to make certain payments to the holders of the conversion shares and the warrants if the registration statement is unavailable for the resale of the securities.

           We used the net proceeds of the sale of preferred shares to reduce certain long term debt, repay principal and interest of outstanding notes and for financing working capital. The Company expects to use a portion of the proceeds to fund its growth plan and to better secure and deliver large orders, as well as offer units for demonstration and marketing purposes with larger Microdisplay and LCD OEMs which will increase expenditures beyond current levels. For more details on the use of the proceeds from the sale of Series A Convertible Preferred Stock, see Note C to our consolidated financial statements for the year ended December 31, 2005, included elsewhere in this prospectus.

Warrants

          In connection with our issuance of notes during the period from March 29, 2001 through March 31, 2005, and Series A Convertible Preferred Stock , we have issued warrants exercisable in full or in part into our common stock at varying exercise prices. The warrants will expire at different dates based on the date of issuance, but not later than April 12, 2010. Holders of our warrants shall be deemed to have exercised all of their warrants into our common stock, for the purpose of including the resulting common stock on the registration statement which this prospectus is a part, and for sale in the offering.

Transfer Agent and Registrar

          The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company, Cranford, NJ.

Governing Law and Organizational Documents

          Shareholders’ rights and related matters are governed by the laws of the State of Michigan and our Restated Articles of Incorporation, as amended, and our Bylaws. Our Restated Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. Our Bylaws may be amended by either the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors, or by an affirmative vote of a majority of our directors then holding office.

          Chapter 7A of the Michigan Business Corporation Act (the “MBCA”) provides that business combinations between a Michigan corporation and a beneficial owner of 10% of more of the voting power of such corporation generally require the approval of 90% of the votes of each class of stock entitled to be cast, and not less than 2/3 of the votes of each class of stock entitled to be cast other than voting shares owned by such an affiliate or 10% owner. Such requirements will not apply if (i) the corporation’s board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Currently, we are not subject to Chapter 7A pursuant to a provision exempting a corporation which had a 10% beneficial owner on the effective date of the Act. Our Board may, by resolution and without a shareholder vote, cause us to become subject to Chapter 7A. However, we have no present intention to elect to become subject to Chapter 7A.

          Chapter 7B of the MBCA provides that “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are shares which, when added to shares previously owned by a shareholder, increase such shareholder’s ownership of voting stock to more than 20% but less than 33 1/3%, more than 33 1/3% but less than a majority, or more than a majority of the outstanding voting power of the corporation. A control share acquisition must be approved by a majority of the votes cast by holders of shares entitled to vote excluding shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, or a merger to which the corporation is a party, or certain other transactions described in Chapter 7B.

          If a corporation’s articles of incorporation or bylaws so provide before a control share acquisition has occurred, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed at “fair value” by the corporation at any time during the period ending 60 days after the last control share acquisition. In addition, if, prior to a control share acquisition, a corporation’s articles of incorporation or bylaws so provide, control shares may be redeemed at “fair value” after an acquiring person statement has been filed and after the meeting at which the voting rights of the control shares are submitted to shareholders if the control shares are not accorded full voting rights. Unless otherwise provided in a corporation’s articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters’ rights. “Fair value” means a value not less than the highest price paid per share by the acquiring person in the control share acquisition. Currently, we are not subject to Chapter 7B since our Bylaws contain a provision expressly with respect to control shares. Our Board may, by resolution and without a shareholder vote, cause us to amend our Bylaws and become subject to Chapter 7B. However, we have no present intention to elect to become subject to Chapter 7B.

INTEREST OF NAMED EXPERTS AND COUNSEL

          Warren, Cameron, Asciutto, & Blackmer, P.C. serve as our corporate counsel and J. Michael Warren is the president of the law firm. Around February 2004, when we were unable to pay their legal fees as they became due, and in order to obtain additional financing, we asked Warren Cameron to accept our Class 3 convertible notes in partial satisfaction of our debt. Warren Cameron received our convertible notes in the amount of $250,000 with the conversion price equal to $0.75 per share. The conversion price was set at a discount to the market at the date of issuance. In April 2005, in order to enable us to obtain additional financing, the notes were converted into our common stock pursuant to the terms of and at the same conversion price as all other Class 3 convertible notes. For more details, see the footnotes to the “Selling Shareholders” table, included elsewhere in this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
VIOLATIONS

          Our Bylaws provide that we may indemnify any of our directors and officers, former directors and officers, and the current and former directors or officers of another corporation, partnership, joint venture, trust or other enterprise in which they are or were serving at our request, to the full extent of Michigan law, including against any and all expenses, including legal fees, actually and reasonably incurred by such directors or officers or former officers or directors in connection with such action, in which they, or any of them, are made parties or a party, by reason of being or having been directors or officers of us, or of such entity, if they acted in good faith and in a manner they reasonably believed to be in our best interest, and had no reason to believe their conduct was unlawful.

          With respect to actions or suits by us or in our name to procure a judgment in our favor, no indemnification shall be made in respect of any claim, issue or matter as to which such director or officer shall have been found to be liable for negligence or misconduct in the performance of its duty to us unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the finding of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as such court shall deem proper.

          Our Restated Articles of Incorporation provide that to the full extent allowed by Michigan law, no director or officer shall be personally liable to us or our shareholders for damages for a breach of any duty owed to us or our shareholders. This provision does not limit or eliminate the liability of a director, and we shall not indemnify such director, if the director is adjudged to have acted with gross negligence, engaged in willful misconduct, acted in bad faith, knowingly violated the law, breached the director’s duty of loyalty or received improper personal benefit.

          We have purchased insurance with respect to, among other things, the liabilities that may arise under the circumstances referred to above. Our directors and officers are also insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by Integral Vision.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

General

          Integral Vision, Inc. is a Michigan corporation formed in 1978 (a predecessor company was incorporated in 1969). Our offices are located at 49113 Wixom Tech Drive, Wixom , Michigan 48393 and our telephone number is 248- 668-9230. We develop, manufacture and market flat panel display inspection systems to ensure product quality in the display manufacturing process. Our systems are used to inspect primarily microdisplays and small flat panel displays, though the technology is scalable to allow inspection of full screen displays and components. Our customers and potential customers are principally large companies with significant investment in the manufacture of displays. Nearly all of our sales originate in the United States, Asia, or Europe. Our products are generally sold as capital goods. Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

Overview

           We are a supplier of flat panel inspection systems used to ensure product quality during the manufacturing process. Our products primarily use machine vision to evaluate functional displays for cosmetic and functional defects, but can also provide electrical testing if required for a given application. Machine vision has become a necessity for manufacturers who need to continually improve production efficiency to meet the increasing demand for high quality products. Our inspection systems automatically inspect parts at a lower cycle time and with greater repeatability than is possible with human inspectors.

           The Company has several large companies as customers. These companies are working with new microdisplay technologies. Our success will be substantially dependent on whether these companies are able to begin high volume production of their emerging display technologies.

Products

          LCI Professional – Our LCI-Professional product is used for inspection of liquid crystal displays (LCD) as components or final assemblies. Applications include cell phones, car radios, pagers, electronic organizers and hand-held video games. Our display inspection systems are designed to detect two classes of defects: cosmetic and functional. Cosmetic defects do not affect the functionality of the display, but they cause user annoyance and reduce product value. Functional defects are flaws that cause the device to be inoperable or have a significant effect on functionality.

          SharpEye – Our SharpEye product provides flat panel fisplay (FPD) inspection for reflective, emissive and transmissive display technologies. SharpEye is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS , LCD and other emerging display technologies. These technologies are applied to consumer products such as camcorders, rear projection computer monitors, digital still cameras, HDTV, projectors, video headsets and video telephones. The core technology of SharpEye inspection algorithms is the ability to quantize data to the level of a single display pixel. SharpEye can be configured for production inspection or for display evaluation in a laboratory based on the equipment configuration selected.

          ChromaSee – Our ChromaSee product, which was introduced in 2003, provides luminance, color matching and defect inspections for FPD displays. Defect detection includes functional defects, such as failed pixels and icons, and cosmetic defects, such as scratches. ChromaSee integrates with production equipment to allow inline or offline testing. A configuration interface (Task Sequencer) uses a familiar “Tree View” representation of the inspection sequence flow. For deployment into production, the operator’s interface provides essential views of results, images and statistics for production floor personnel.

          Lifetime Tester – Our Lifetime Tester product, which was introduced in 2003, evaluates changes in display luminance, color and other performance characteristics over time. The Lifetime Tester facilitates the process of comparing different display manufacturing processes and formulas by evaluating large numbers of samples side by side to determine their life characteristics. This allows design and process engineers to efficiently evaluate the effectiveness of proposed design and process changes off line prior to implementation.

          IVSee – Our IVSee, introduced in 2005, provides FPD inspection for applications which still require manual handling. IVSee is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/ HTPS, LCD and other emerging display technologies. IVSee is configured to be integrated into existing manual inspection stations allowing them to receive the benefits of computer aided optical inspection without the need to modify the manufacturing process to automate handling of the display. The operator’s interface provides essential views of results, images and statistics for production floor personnel.

Production and Suppliers

          Our production process consists principally of assembling standard electrical, electronic and optical components and hardware subassemblies purchased from suppliers into finished products. When proprietary circuit boards are needed, we generally contract for outside vendors to build the boards based on internal company designs.

We generally do not rely on a single source for parts and subassemblies, although certain components and subassemblies included in our products may be obtained only from a limited number of suppliers. We believe alternative sources or designs could be developed for any of the components used in our products, thereby mitigating any exposure to product interruption from shortages of parts or limited suppliers.

Intellectual Property

          We believe that the technology incorporated in our products gives us advantages over our competitors and prospective competitors. We attempt to protect our technology through a combination of patents, applied for patents, confidentiality agreements and trade secrets. We presently have 14 U.S. patents. There can be no assurance that we will have the resources to defend our patents or that patents we hold will be considered valid if challenged. In addition, it is possible that some patents will be rendered worthless as the result of technological obsolescence. For further information, see “Risk Factors”.

Marketing

          We generally market our vision products to end users, but we have had success integrating our products with OEMs in certain circumstances. Although sales are made worldwide, our strongest presence is maintained in the US, through company employees, and in Europe and Asia, through sales representatives

Product Development

          The market for machine vision products is characterized by rapid and continuous technological development and product innovation. We believe that continued and timely development of new products and enhancements to existing products is necessary to maintain our competitive position. Accordingly, we devote a significant portion of our personnel and financial resources to product development programs and seek to maintain close relationships with customers to remain responsive to their needs. Our net engineering and development costs amounted to $ 960,000, $909,000 and $663,000 in 2005, 2004 and 2003, respectively. Our current product development efforts are primarily directed to Flat Panel Display Inspection products.

Environmental Factors

          Our costs of complying with federal, state and local provisions regulating protection of the environment are not material.

Competition

           Competition for machine vision based microdisplay and small flat panel display inspection comes primarily from Westar Display Technologies, Inc.

Export Sales

          Sales outside of the United States accounted for 5%, 84 % and 13 % of our net sales in 2005, 2004 and 2003, respectively. We expect that such sales will continue to represent a significant percentage of our net sales. Most of our export billings are denominated in US dollars. On occasion other export billings are denominated in the currency of the customer ’s country. See Note I to Notes to the Consolidated Financial Statements Part II – ITEM 8 for details of geographic area information .

Major Customers

          The nature of the Company’s product offerings may produce sales to one or a limited number of customers in excess of 10% of total consolidated net sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on the Company’s results of operations. For 2005, sales to Hewlett Packard and Texas Instruments represented 71% and 21 % of consolidated net sales , respectively. Approximately $75,000 was due from one of these customers at December 31, 2005. For 2004, sales to Philips represented 80% of consolidated net sales. There were no amounts due from this customer at December 31, 2004. For 2003, sales to Intel Corporation, Owens Brockway and Toyo Corporation represented 63%, 14%, and 11% of consolidated net sales, respectively. There were no amounts due from these customers at December 31, 2003.

Backlog

As of December 31, 2005, we had an order backlog of approximately $ 367,000 compared to $ 518,000 at December 31, 2004. We expect to ship products representing this entire backlog in 2006.

Employees

          As of February 28, 2006, we had 21 permanent employees, compared to 16 at February 28, 2005 and 12 at February 28, 2004. None of our employees are represented by a labor union.

Properties

           On October 19, 2005, we entered into a lease agreement to lease a light industrial building containing approximately 14,000 square feet at 49113 Wixom Tech Drive, Wixom, Michigan. The five year lease commenced on January 1, 2006. Our manufacturing, engineering and administrative functions are performed at this location.

Legal Proceedings

          We are not a party to any material legal proceeding, nor to the knowledge of management, are any legal proceedings threatened against us. From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

          The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about our beliefs and expectations. Generally, the words “anticipate”, “expect”, “intend”, “believe” and similar expressions identify forward-looking statements. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated below under the headings “Cautionary Statement About Forward-Looking Information” and “Risk Factors” as well as those described from time to time in our filings with the Commission.

          All forward-looking statements are based on information available to us on the date of this prospectus, and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements and we assume no obligation to update such statements except as required by the rules and regulations of the Commission. The following discussion should be read in conjunction with our filings with the Commission and the consolidated financial statements included in this prospectus.

Overview

          Integral Vision , Inc. develops, manufactures , and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. We primarily inspect microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components.

           Our product offerings include LCI-Professional, SharpEye, ChromaSee, Lifetime Tester and IVSee. The Company ’s products are generally sold as capital goods. Depending on the application, machine vision systems have an indefinite life. Machine vision applications are more likely to require replacement due to possible technological obsolescence rather than physical wear. For a detailed description of our products, please see the “Description of Business” section above.

Results of Operations (in thousands of dollars)

	Year ended December 31,

	2005	2004

Net revenues	$686	$1,542
Cost of revenues	618	1,330
Gross margin	68	212
Other costs and expenses:
Marketing	529	261
General and administrative	1,251	1,195
Engineering and development	960	909

Total other costs and expenses		2,740		2,365

Loss from operations		(2,672)		(2,153)
Other income		59		129
Interest income		78		0
Interest expense		(143)		(436)
Foreign currency translation (loss) gain		(1)		1

Net loss	$	(2,679)	$	(2,459)

Year ended December 31, 2005 compared to the year ended December 31, 2004

          Net revenues decreased $856,000 (55.5%) to $686,000 in 2005 from $1.5 million in 2004. Net revenue is reported net of sales commission expense of approximately $10,000 in 2005 compared to $19,000 in 2004. The decrease was primarily due to decreased sales of our flat panel display inspection product. Sales from our flat panel display inspection product line accounted for approximately $666,000 and $1.4 million of our net revenue in 2005 and 2004, respectively. Our revenue from other applications was approximately $152,000 in 2004. There was no such revenue in 2005. Our revenue from software was approximately $16,000 and $33,000 in 2005 and 2004, respectively. Our revenue from service activities was approximately $4,000 in 2005. There was no such revenue in 2004.

          Direct costs of sales decreased $497,000 (44.6%) to $618,000 (approximately 90.1% of sales) in 2005 from $1.3 million (approximately 86.3% of sales) in 2004. This was primarily attributable to the lower sales volume.

          Marketing costs increased 102.7%, or $268,000, to $529,000 in 2005 compared to $261,000 in 2004. This increase is primarily attributable to additional staffing due to an anticipated increase in sales activity. Employee related costs in the marketing division were $203,000 higher in 2005 compared to 2004 levels. Advertising costs were $59,000 higher in 2005 compared to 2004 levels.

          General and administrative costs increased 4.7%, or $56,000, to $1.3 million in 2005 compared to $1.2 million in 2004. Legal fees in the general and administrative division were $95,000 lower in 2005 compared to 2004 levels. Consulting fees increased $73,000 primarily as a result of payments made to Maxco, Inc. for providing consulting services to us. Prior to the fourth quarter of 2004, Maxco did not charge for the providing of these services. Employee related costs in the general and administrative division were $57,000 higher in 2005 compared to 2004 levels. Equipment costs were $20,000 higher in 2005 compared to 2004.

          Engineering and development expenditures increased 5.6%, or $51,000, to $960,000 in 2005 compared to $909,000 in 2004. Employee related costs in the engineering and development division were $160,000 higher in 2005 compared to 2004 levels. This increase is primarily attributable to additional staffing due to an anticipated increase in sales activity. Other expenses were down $78,000. Outside services were $25,000 lower in 2005 compared to 2004 levels.

          Other income was $59,000 and $129,000 in 2005 and 2004, respectively. We received approximately $17,000 in royalties in 2005 compared to $61,000 in 2004.

          Interest expense decreased $293,000 to $143,000 in 2005 compared to $436,000 in 2004. The decrease is primarily attributable to the repayment of or settlement by conversion into common stock, of Class 1, Class 2, and Class 3 Notes that occurred in the second quarter of 2005. For details, see Note C to our consolidated financial statements included elsewhere in this prospectus.

Year ended December 31, 2004, compared to the year ended December 31, 2003

          Net revenues increased $901,000, or 141%, to $1.5 million in 2004 from $641,000 in 2003. Net revenue is reported net of sales commission expense of approximately $19,000 in 2004 compared to $11,000 in 2003. The increase was primarily due to increased sales of our flat panel display inspection product. Sales from the flat panel display inspection product line accounted for approximately $1.4 million and $497,000 of our net revenue in 2004 and 2003, respectively. Our revenue from other applications was approximately $152,000 and $85,000 in 2004 and 2003, respectively. Our revenue from software was approximately $33,000 and $43,000 in 2004 and 2003, respectively. Our revenue from service activities was approximately $18,000 in 2003. There was no such revenue in 2004.

          Direct costs of sales increased $726,000, or 120%, from $604,000, which was approximately 94.2% of sales, in 2003 to $1.3 million in 2004, which constitute approximately 86.3% of sales. This was primarily attributable to the higher sales volume. Management periodically performs an analysis of the net realizable value of capitalized patent costs.

          Marketing costs increased 17.0%, or $38,000, to $261,000 in 2004 compared to $223,000 in 2003. This increase is primarily attributable to additional staffing due to increased sales activity. Employee related costs in our marketing division were $54,000 higher in 2004 compared to 2003 levels. Advertising costs were $15,000 lower in 2004 compared to 2003 levels.

          General and administrative costs increased 49.0%, or $393,000, to $1.2 million in 2004 compared to $802,000 in 2003. This was primarily due to an increase in legal, shareholder relations, and professional fees totaling $183,000 in 2004. Employee related costs in the general and administrative division were $124,000 higher in 2004 compared to 2003 levels.

          Engineering and development expenditures increased 37.1%, or $246,000, to $909,000 in 2003 compared to $663,000 in 2003. Employee related costs in the engineering and development division were $130,000 higher in 2004 compared to 2003 levels. Approximately $109,000 of this variance was attributable to engineering work done due to increased sales in the third quarter.

          On September 9, 2002, DaTARIUS Technologies Inc., a subsidiary of global test equipment manufacturer DaTARIUS Technologies GmbH, purchased Integral Vision’s assets related to inspection systems for the optical disc industry, including the names “Automatic Inspection Systems” and “AID.” The sale included Integral Vision’s optical disc scanner products as well as its range of print and identification code products used to inspect the printing stage of disc manufacture. The consideration that we received for the technology consisted of a non-refundable $100,000 advanced minimum royalty payment in addition to future royalties. We received approximately $61,000 in royalties in 2004 and expects to receive additional royalties of approximately $30,000 in 2005. Additionally, we received $25,000 from the sale of equipment to DaTARIUS. We recognized a gain on the transaction of approximately $112,000, which is included in gain on sale of assets in 2002, primarily attributable to the advanced minimum royalty payment received. The proceeds from the transaction were used primarily to fund current operations.

          Other income (expense) was $129,000 in 2004 of which approximately $61,000 was royalty income.

          Interest expense increased $66,000 to $436,000 in 2004 compared to $370,000 in 2003. The increase is primarily attributable to the interest on Class 1, Class 2, and Class 3 Notes that were placed subsequent to September 30, 2003. For details, see Note C to our consolidated financial statements for the year ended December 31, 2004, included elsewhere in this prospectus.

Liquidity and Capital Resources

           Operating activities for 2005 used cash of approximately $ 2.8 million primarily due to our loss from operations. Changes in working capital used cash of $245,000, which was primarily due to a decrease in accounts payable of $193,000.

           Our investing activities included primarily the purchase of approximately $ 104,000 of equipment in 2005 and $31,000 for legal and patent office fees for new patent applications.

33

           Our financing activities included net proceeds of $ 6.2 million from the issuance of Series A convertible preferred stock. Additionally, we received $1.9 million as a result of the exercise of Class 1 and Class 2 warrants. We also received $435,000 from the issuance of Class 2 Notes. We made payments of approximately $ 1.3 million and $1.8 million on our Class 1 and Class 2 Notes, respectively, and paid $106,000 of interest on our Class 3 Notes. We made payments of approximately $111,000 on other long term notes . We also received $5,000 from the exercise of employee stock options.

           On April 12, 2005, pursuant to a Securities Purchase Agreement, we sold 7,000 shares of Series A Convertible Preferred Stock at $1,000 per share, and as additional consideration under the Securities Purchase Agreement, issued common stock warrants for the purchase of up to 3.5 million shares of common stock. Each share of the Series A Convertible Preferred Stock was converted into 1,000 shares of unregistered common stock upon the approval of an increase in our authorized shares of common stock at a meeting of the stockholders on May 26, 2005. The common stock warrants for the purchase of up to 3.5 million shares of common stock are exercisable at $1.60 per share for a period of five years. The Company used the net proceeds of the Securities Purchase Agreement to reduce certain Company debt, and for working capital. The Company has repaid all of the outstanding principal and interest on the Class 1 and Class 2 Notes. The note holders then exercised their warrants attached to the notes for which the exercise price of the warrant was $1.00 or less. This resulted in the issuance of 6,195,014 shares of restricted common stock. The Class 3 note holders converted their notes for which the conversion price was $1.00 or less, resulting in the issuance of 1,269,757 shares of restricted common stock. The outstanding interest on the Class 3 notes was paid. Additionally, the Company has repaid other obligations totaling approximately $190,000.

           The following table outlines the source and (use) of proceeds from the sale (in thousands):

Sale of Series A Convertible Preferred Stock	$7,000
Class 1 and Class 2 warrants exercised	1,865
Class 1 Notes paid (principal and interest)	(1,289)
Class 2 Notes paid (principal and interest)	(1,823)
Class 3 accrued interest paid	(106)
Note and accrued interest due Maxco, Inc.	(111)
Michigan Single Business Tax liability	(78)
Fees to raise capital	(637)
Legal and other fees	(100)

Remaining net cash proceeds	$4,721

           The Company expects to use a portion of the proceeds to fund its growth plan and to better secure and deliver large orders, as well as offer units for demonstration and marketing purposes with larger Microdisplay and LCD OEMs which will increase expenditures beyond current levels.

           The Company has sufficient remaining cash along with present sales levels to fund current operations through the first quarter of 2007. However, the Company’s continuation as a going concern is ultimately dependent upon achieving the necessary sales to attain profitability. The Company has several large companies as customers. These companies are working with new microdisplay technologies. Integral Vision’s success will be partly dependant on these large companies getting their emerging display technologies into high volume production and placing sales orders with the Company for inspection products to support that production.

          For further discussion regarding the Company’s obligations, see Note C – Long Term Debt and Other Financing Arrangements.

Seasonality and Quarterly Fluctuations

          The Company’s revenues and operating results have varied substantially from quarter to quarter and management believes these fluctuations may continue. Our reliance on large orders has contributed to the variability of the Company ’s operating results. None of these variations are seasonal.

Impact of Inflation

          The amounts presented in the financial statements do not provide for the effect of inflation on our operations or its financial position. Amounts shown for property, plant and equipment and for costs and expenses reflect historical cost and do not necessarily represent replacement cost or charges to operations based on replacement cost. Our operations together with other sources are intended to provide funds to replace property, plant and equipment as necessary. Net income would be lower than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Recently Issued Accounting Standards

           In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), “Share-Based Payment,” which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. SFAS 123(R) offers alternative methods for determining the fair value. In April 2005, the Commission issued a new rule that allows companies to implement Statement No. 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, we will implement SFAS 123(R) in the reporting period starting January 1, 2006. While we expect that SFAS 123(R) will not have a significant impact on the Company’s financial statements, we have not completed our evaluation.

Management’s Discussion of Critical Accounting Policies

           Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. In preparing these financial statements , we are required to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. We consider the accounting policies discussed below to be the most important to an understanding of our financial statements, because their application places the most significant demands on management’s judgment and estimates about the effect of matters that are inherently uncertain. Our assumptions and estimates are based on the facts and circumstances known at December 31, 2005. Future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. These policies are also discussed in Note A of the Notes to Consolidated Financial Statements included in this Prospectus.

          Revenue Recognition. We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition and Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

           We account for certain product sales of our flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, we recognize revenue for a portion of the total contract price due and billable upon shipment, with recognize the remainder when it becomes due, which is generally upon acceptance. We recognize all other product sales with customer acceptance provisions upon final customer acceptance. We recognize revenue from the sale of spare parts upon shipment. We recognize revenue from service contracts over the life of the contract. Revenue is reported net of sales commissions.

          Inventories. Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We record reserves for obsolete and slow-moving parts ranging from 0% for active parts with sufficient forecasted demand up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.

          Impairment of Long-lived Assets. We review our long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the cost of carrying the asset.

          Contingencies and Litigation. We periodically assess the probability of an adverse judgment resulting from current and threatened litigation. We accrue the cost of an adverse judgment if, in management’s estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation. We have made no such accruals at December 31, 2005.

Quantitative and Qualitative Disclosures about Market Risks

          We are exposed to market risk stemming from changes in foreign exchange rates, interest rates and prices of inventory purchased for assembly into finished products. Changes in these factors could cause fluctuations in earnings and cash flows. In the normal course of business, exposure to interest rates is managed by fixing the interest rates on our long-term debt whenever possible. We do not generally enter into long-term purchase contracts but instead purchases inventory to fill specific sales contracts thereby minimizing risks with respect to inventory price fluctuations.

           While our sales are generally denominated in US dollars, from time to time we may denominate sales in the following additional currencies:

•	Pound Sterling
•	Euros
•	Yen

          In management’s opinion, as the currencies of Western Europe and the UK are generally stable, there is no significant exposure to losses due to currency fluctuations. However, because the Yen has not been stable over the past several years, the Company does enter into forward sales contracts equal to the future amount of Yen to be received at the time the order is accepted. These hedging transactions are on an order by order basis and at no time are they speculative in nature. At December 31, 2005, we had no open positions and had no sales denominated in a foreign currency.

Controls and Procedures

          Evaluation of disclosure controls and procedures. Our chief executive officer and chief financial officer have each reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005. Based on that evaluation, the chief executive officer and chief financial officer have each concluded that our current disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the Commission’s rules and regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

           Changes in internal controls. There have been no changes in our internal controls over financial reporting that occurred during our fourth quarter of the fiscal year that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

DESCRIPTION OF PROPERTY

Description of Property

           On October 19, 2005, we entered into a lease agreement to lease a light industrial building containing approximately 14,000 square feet at 49113 Wixom Tech Drive, Wixom, Michigan. The five year lease commenced on January 1, 2006. Our manufacturing, engineering and administrative functions are performed at this location.

Investment Policies

          We do not have specific limitations on the percentage of our assets that may be invested in any one investment. There is no specific shareholder vote requirement regarding changes in this policy. Generally, we acquire assets primarily for operating purposes and not for capital gains or income per se.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Maxco, Inc., an 8% owner of the Company, provides consulting services to the Company. These services include assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The Company and Maxco have agreed on terms for payment to Maxco for these services. Prior to October 1, 2004, no charges were made by Maxco for the services to Integral Vision. The services for the six months ended March 31, 2005 were satisfied by the issuance of 42,000 shares of unregistered common stock in the Company. The amount charged to operations in the first quarter of 2005 for these services amounted to $37,000, which is based on the average closing price of the Company’s common stock over that period. Effective April 1, 2005 and through November 30, 2005, the Company began paying Maxco $8,750 per month for each month such services were rendered. The amount charged to operations in 2005 for such administrative services amounted to $70,000. The dependence on Maxco’s services has decreased and therefore beginning December 1, 2005, the Company began compensating Maxco on an hourly basis.

          Certain of our officers, directors and shareholders holding 5% or greater interest in the Company were participants in the Company’s Note and Warrant Purchase Agreement, as amended. These parties have loaned money to the Company in return for promissory notes and warrants to purchase the Company’s common stock. The exercise prices for the warrants were set by the Board of Directors based on the market price for the Company’s stock at the date of issuance. Certain Class 1 notes holders agreed to exchange their notes for Class 3 convertible notes, which had an extended maturity date and are convertible into the Company ’s common stock. The conversion prices were set at a discount to the market at the date of issuance. Pursuant to the provisions of the Note and Warrant Purchase Agreement as amended, the exercise price of the warrants and the conversion price of the notes have been adjusted to $1.00 due to the recent sale of our Series A Convertible Preferred Stock. The terms of the above-referenced transactions with our officers, directors and principal shareholders are the same as the other participants in the Note and Warrant Purchase Agreement, and the Company believes that they are as favorable as could be obtained from outside sources.

          As of the date of this prospectus, except for J. N. Hunter and John R. Kiely, III, all of our officers, directors and principal shareholders holding notes and warrants pursuant to the Note and Warrant

Purchase Agreement have converted and exercised their securities into our common stock. Further information about these shareholders can be found in the “Selling Shareholders” section of this prospectus.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

          Our common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol INVI. As of March 31 , 2006, there were approximately 2,100 stockholders of the Company including individual participants in security position listings. There are approximately 76 securities dealers included in the number of record holders, who represent an unknown number of beneficial ownership positions.

          Information on the current quotes on our common stock are available at the OTCBB’s website, www.otcbb.com and most financial information portals, including such as that provided at http://finance.yahoo.com or http://quote.bloomberg.com. We will continue to provide information through filings with the Commission as required for continued listing on the OTCBB. These filings can be found at the Commission’s website at www.sec.gov.

          The table below shows the high and low sales prices for our common stock for each quarter in the past two years. The closing sales price for the Company’s common stock on March 15, 2006 was $1.76 per share.

	2004				2005

	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31

High	$2.45	$2.55	$2.00	$2.54	$2.43	$2.06	$2.10	$2.00
Low	0.34	1.45	0.83	1.01	1.30	1.16	1.32	1.35

          The market for securities of small market-capitalization companies has been highly volatile in recent years, often for reasons unrelated to a company’s results of operations. We believe that factors such as quarterly fluctuations in financial results, failure of new products to develop as expected, sales of common stock by existing shareholders, and substantial product orders may contribute to the volatility of the price of our common stock. General economic trends such as recessionary cycles and changing interest rates may also adversely affect the market price of our common stock.

Dividend Policy

          We have not paid cash dividends on our common stock during any period. We expect to retain earnings, if any, to finance the expansion and development of business.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

          Compensation Committee Interlocks and Insider Participation. The Compensation Committee of the Board of Directors consists of Max A. Coon and Vincent Shunsky. Messrs. Coon and Shunsky are officers of Integral Vision. Mr. Coon is also an officer and director of Maxco, Inc., is paid by Maxco, Inc. and receive no compensation from us.

          Overview and Philosophy. The committee is responsible for developing and making recommendations to the Board with respect to our executive compensation policies. In addition, the Compensation Committee, pursuant to authority delegated by the Board, determines on an annual basis the compensation to be paid to the Chief Executive Officer and each of our other executive officers.

          The objectives of our executive compensation program are to:

•	support the achievement of desired company performance;

•	provide compensation that will attract and retain superior talent and reward performance;

•	align the executive officers’ interests with the success of the Company by making payout dependent upon corporate performance and offering incentives in the form of stock options.

          The executive compensation program provides an overall level of compensation opportunity that is competitive with companies of comparable size and complexity. The Compensation Committee will use its discretion to set executive compensation where, in its judgment, external, internal or an individual’s circumstances warrant it. Executive Officer Compensation Program. Our executive officer compensation program is comprised of base salary, long-term incentive compensation in the form of stock options, and various benefits, including medical and deferred compensation plans, generally available to our employees.

          Base Salary. Base salary levels for our executive officers are competitively set relative to other comparable companies. In determining salaries the committee also takes into account individual experience and performance. Due to our circumstances, base salary levels for certain of our executive officers were unchanged from the prior year.

          Stock Option Program. The stock option program is our long-term incentive plan for executive officers and key employees. The objectives of the program are to align executive and shareholder long-term interests by creating a strong and direct link between executive pay and shareholder return, and to enable executives to develop and maintain a significant, long-term stock ownership position in our common stock.

          In May 2004 a stock option plan allowing the issuance of options on up to 1,000,000 shares of Integral Vision common stock was approved by our shareholders. This stock option plan provides for the grant of both options intended to qualify as “incentive stock options” within the meaning of Section 422A of the Internal Revenue Code and nonstatutory stock options which do not qualify for such treatment.

          The stock option plan authorizes a committee of directors to award executive and key employee stock options, as well as options to directors and nonemployees who are in a position to materially benefit the Company. Generally, stock options are granted at an option price equal to the fair market value of our common stock on the date of grant, vest over one year, have ten-year terms and can have other exercise restrictions established by the committee.

          Stock option plans, each authorizing options on 500,000 shares of our common stock on substantially the same terms, were approved by our shareholders in 1999 and 1995.

          Deferred Compensation. Effective July 1, 1986, we adopted a 401(k) Employee Savings Plan. The 401(k) is a “cash or deferred” plan under which employees may elect to contribute a certain portion of their compensation which they would otherwise be eligible to receive in cash. We have agreed to make a matching contribution of 20% of the employees’ contributions of up to 6% of their compensation. In addition, we may make a profit sharing contribution at the discretion of the Board. All of our full time employees who have completed six months of service are eligible to participate in the plan. Participants are immediately 100% vested in all contributions. The plan does not contain an established termination date and it is not anticipated that it will be terminated at any time in the foreseeable future.

          Benefits. We provide medical benefits to the executive officers that are generally available to our other employees. In addition, executive officers may be provided with other benefits, such as life insurance and automobiles. The amount of perquisites, as determined in accordance with the rules of the Commission relating to executive compensation, did not exceed 10% of salary for any executive officer for fiscal 2004.

          Summary Compensation Table. The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer and our four other most highly compensated executive officers.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
Name and Principal Position
	Year	Salary ($)		Bonus ($)	Options (#)	All Other Compensation (1) ($)

Charles J. Drake	2005	160,000		0	0	0
Chief Executive
Officer	2004	160,000		0	0	0
	2003	160,000		0	0	0

Mark R. Doede	2005	120,000		35,000	45,000	0
President and	2004	120,000		30,000	60,000	0
Chief Operating
Officer	2003	120,000		0	40,000	0

Arthur D. Harmala	2005	105,960	(2)	0	0	1,389
Vice President of
Marketing	2004	100,000		0	0	1,324
	2003	94,585		0	40,000	1,077

Andrew Blowers	2005	117,000		33,000	35,000	1,814
Chief Technical
Officer	2004	117,000		37,500	55,000	1,050
	2003	90,000		60,000	40,000	1,800

Mark A.
Michniewicz	2005	117,000		1,500	20,000	1,461
Vice President of
Engineering	2004	117,000		15,000	25,000	1,760
	2003	97,750		0	25,000	1,173

(1)	Compensation in this category represents the Company’s 20% match of employee deferrals of currently earned income into the 401(k) Employee Savings Plan.

(2)	Salary for Art Harmala includes $5,960 of commission on sales.

Options

          The following tables summarize option grants during 2005 to the executive officers named in the Summary Compensation Table above, and the potential realizable value of such options at assumed rates of appreciation.

Option Grants During 2005

	Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term

Name	Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)

Charles J. Drake	0	0.0%	$0	—	0	0

Mark R. Doede	45,000	28.1%	$1.40	06/03/2015	102,620	163,406

Arthur D. Harmala	0	0.0%	$0	—	0	0

Andrew Blowers	35,000	21.9%	$1.40	06/03/2015	79,816	127,093

Mark A. Michnie wicz	20,000	12.5%	$1.40	06/03/2015	45,609	72,625

          The following table provides information on stock options exercised in 2005 by each of the executive officers named in the Summary Compensation Table above and the value of such officers’ unexercised options at December 31, 2005.

Aggregate Option Exercises and 2005-End Option Values

	Option Exercises		Number of Securities Underlying Unexercised Options at FY-End (#)			Value of Unexercised In-the-Money Options at FY-End

Name	Shares Acquired	Value Realized	Exercisable / Unexercisable			Exercisable / Unexercisable

Charles J. Drake	0	$0	0	/	0	$0	/	$0

Mark R. Doede	0	$0	318,000	/	45,000	$386,300	/	$27,000

Arthur D. Harmala	0	$0	113,000	/	0	$138,850	/	$0

Andrew Blowers	0	$0	140,000	/	35,000	$180,175	/	$21,000

Mark A. Michnie wicz	0	$0	159,500	/	20,000	$232,500	/	$12,000

Compensation of Directors

William B. Wallace earns $200 per meeting and $800 per month for his responsibilities as the Audit Committee Chairperson. Vincent Shunsky earns $200 per meeting and $600 per month. None of our other directors receive any fees for acting as directors.

Employment Agreements

          There are no agreements with our executive officers providing for a compensatory plan or arrangement in the event of termination or change of control of the Company.

LEGAL MATTERS

          The validity of the shares being offered has been passed upon for us by Warren Cameron Asciutto & Blackmer, P.C., 2161 Commons Parkway, Okemos, Michigan 48864. J. Michael Warren, the president of the law firm, is a selling shareholder who owns securities offered through this prospectus. For more information please see the “Selling Shareholders” section included elsewhere in this prospectus.

EXPERTS

          Our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 attached to and incorporated by reference in this registration statement have been audited by Rehmann Robson, independent registered certified public accountants. In connection with their audits for fiscal years 2005 and 2004, Rehmann Robson prepared a report (which contains an explanatory paragraph regarding our ability to continue as a going concern) dated March 17, 2006, appearing elsewhere herein. The consolidated financial statements for the years ended December 31, 2005 and 2004 are attached to and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements, information statements and other information with the Commission under the Exchange Act. You may read and copy this information, for a copying fee, at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our filings with the Commission are also available to the public from commercial document retrieval services, and at the web site maintained by the Commission at http://www.sec.gov.

          Our Internet address is http://www.iv-usa.com. We have made available, through a link to the NASDAQ Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports). To receive paper copies of our SEC materials, please contact us by U.S. mail, telephone, facsimile or electronic mail at the following address:

Integral Vision, Inc.
Attn: Investor Relations
49113 Wixom Tech Drive
Wixom, MI 48393
Telephone: (248) 688-9230
Facsimile: (248) 688-9384
Electronic mail: cdrake@iv-usa.com

          We have filed a registration statement on Form SB-2 under the Securities Act with respect to the securities offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and statements contained in this prospectus concerning provisions of any document are not necessarily complete. For further information about Integral Vision and the common stock offered under this prospectus, you should read the registration statement and the exhibits filed as a part thereof, which may be found at the locations and website referred to above.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Integral Vision, Inc.
Wixom, Michigan

We have audited the accompanying consolidated balance sheets of Integral Vision, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. Our audits also include the financial statement schedule for each of the three years in the period ended December 31, 2005, as listed in the accompanying index at item 15(a). These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integral Vision, Inc. and subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule for each of the three years in the period ended December 31, 2005, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and the schedule have been prepared assuming the Company will continue as a going concern. As described in Note M to the consolidated financial statements, the Company is sustaining recurring losses from operations and is having difficulties in achieving the necessary sales to attain profitability. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note M. The consolidated financial statements and the financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rehmann Robson
Troy, Michigan
March 17, 2006

Consolidated Balance Sheets
Integral Vision, Inc. and Subsidiary

	December 31

	2005	2004

	(in thousands)
Assets
Current assets
Cash	$2,501	$191
Accounts receivable, less allowance of $0 ($2,000 in 2004)	77	45
Inventories	362	401
Other current assets	102	43

Total current assets	3,042	680

Property and equipment
Leasehold improvements	43	43
Building improvements	2	—
Production and engineering equipment	187	134
Furniture and fixtures	80	62
Vehicles	18	18
Computer equipment	166	135

	496	392
Less accumulated depreciation	382	371

Net property and equipment	114	21

Other assets
Capitalized computer software development costs, less accumulated amortization of $930,000 ($7,666,000 in 2004)	38	151
Patents, less accumulated amortization of $506,000 ($457,000 in 2004)	33	20

	71	171

	$3,227	$872

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Notes payable	$—	$1,313
Accounts payable	48	221
Accrued compensation and related costs	294	283
Accrued state income taxes	—	95
Accrued interest	15	345
Other accrued liabilities	108	227

Total current liabilities	465	2,484

Long-term debt, less original issue discount	378	2,355

Total liabilities	843	4,839

Stockholders’ equity (deficit)
Preferred stock, 400,000 shares authorized; none issued	—	—
Common stock, without par value, stated value $.20 per share; 41,000,000 shares authorized; 29,491,409 shares issued and outstanding (14,877,638 in 2004)	5,898	2,976
Additional paid-in capital	39,126	33,018
Accumulated deficit	(42,640)	(39,961)

Total stockholders’ equity (deficit)	2,384	(3,967)

	$3,227	$872

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
Integral Vision, Inc. and Subsidiary

	Year ended December 31

	2005	2004	2003

	(in thousands, except per share data)

Net revenues	$686	$1,542	$641

Costs of revenues:
Direct costs of revenues	488	1,115	341
Depreciation and amortization	130	215	263

Total costs of revenues	618	1,330	604

Gross margin	68	212	37
Other costs and expenses:
Marketing	529	261	223
General and administrative	1,251	1,195	802
Engineering and development	960	909	663

Total other costs and expenses	2,740	2,365	1,688

Operating loss	(2,672)	(2,153)	(1,651)
Loss on sale of assets	—	—	(7)
Other income	59	129	89
Interest income	78	—	—
Interest expense	(143)	(436)	(370)
Foreign currency translation (loss) gain	(1)	1	2

Loss from operations before income taxes	(2,679)	(2,459)	(1,937)
Benefit for income taxes	—	—	—

Net loss	$(2,679)	$(2,459)	$(1,937)

Basic and diluted loss per share:

Net loss	$(0.11)	$(0.18)	$(0.21)

Weighted average number of shares of common stock and common stock equivalents outstanding	24,531	13,435	9,430

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity ( Deficit )
Integral Vision, Inc. and Subsidiary

	Number or
	Common			Additional
	Shares	Common	Preferred	Paid-In	Accumulated
	Outstanding	Stock	Stock	Capital	Deficit	Total

	(in thousands, except number of common shares outstanding)

Balances at January 1, 2003	9,429,901	$1,886	$—	$31,376	$(35,565)	$(2,303)
Net loss for the year					(1,937)	(1,937)
Issuance of warrants				318		318

Balances at December 31, 2003	9,429,901	1,886	—	31,694	(37,502)	(3,922)
Net loss for the year					(2,459)	(2,459)
Warrants exercised and notes converted into shares of common stock	4,000,737	800		82		882
Stock options exercised	224,000	45		(17)		28
Restricted shares issued	1,223,000	245		1,259		1,504

Balances at December 31, 2004	14,877,638	2,976	—	33,018	(39,961)	(3,967)
Net loss for the year					(2,679)	(2,679)
Warrants exercised	6,195,014	1,239		503		1,742
Class 3 notes converted into shares of common stock	1,269,757	254		724		978
Shares issued	117,000	23	7,000	(718)		6,305
Series A Preferred Stock converted into shares of common stock	7,000,000	1,400	(7,000)	5,600		—
Common stock options exercised	32,000	6		(1)		5

Balances at December 31, 2005	29,491,409	$5,898	$—	$39,126	$(42,640)	$2,384

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Integral Vision, Inc. and Subsidiary

	Year Ended December 31

	2005	2004	2003

	(in thousands)

Operating Activities
Net loss	$(2,679)	$(2,459)	$(1,937)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11	21	32
Amortization	147	276	333
Net loss on disposal of assets	—	—	7
Changes in operating assets and liabilities:
Accounts receivable	(32)	(31)	139
Inventories	39	(233)	160
Other current assets	(59)	5	33
Accounts payable and other current liabilities	(193)	229	(292)

Net cash used in operating activities	(2,766)	(2,192)	(1,525)

Investing Activities
Purchase of property and equipment	(104)	(15)	(7)
Other	(31)	(2)	(4)

Net cash used in investing activities	(135)	(17)	(11)

Financing Activities
Issuance of preferred stock	6,235	—	—
Proceeds from exercise of warrants	1,865	—	—
Proceeds from sale of Class 2 Notes	435	775	920
Repayments on Class 1 Notes	(1,289)	—	—
Repayments on Class 2 Notes	(1,823)	(290)	(254)
Repayments on Class 3 Notes	(106)	—	—
Repayments on short term notes	(111)	—	(70)
Proceeds from sale of Class 3 Notes	—	478	—
Repayments on long term notes	—	(137)	—
Issuance of restricted common stock	—	1,504	—
Proceeds from sales of debentures, net of discount	—	—	583
Proceeds from sales of warrants in connection with Class 1 Notes	—	—	318
Proceeds from exercise of stock options	5	28	—

Net cash provided by financing activities	5,211	2,358	1,497

Increase (decrease) in cash	2,310	149	(39)
Cash at beginning of year	191	42	81

Cash at end of year	$2,501	$191	$42

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Integral Vision, Inc. and Subsidiary

Note A - Significant Accounting Policies

Nature of Business

Integral Vision, Inc. (or the “Company”) develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process. The Company primarily inspects Microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components. Integral Vision’s customers and potential customers are primarily large companies with significant investment in the manufacture of displays. Nearly all of the Company ’s sales originate in the United States, Asia, or Europe. The Company’s products are generally sold as capital goods. Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary: Integral Vision LTD, United Kingdom (dissolved as of February 1, 2005). Upon consolidation, all significant intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Translation of Foreign Currencies

The consolidated financial statements of Integral Vision LTD were translated into United States dollar equivalents at exchange rates as follows: balance sheet accounts at year-end rates; income statement accounts at average exchange rates for the year. Transaction gains and losses are reflected in operating results and are not significant.

Accounts Receivable

Trade accounts receivable primarily represent amounts due from equipment manufacturers and end-users in North America, Asia and Europe. The Company maintains an allowance for the inability of our customers to make required payments. These estimates are based on historical data, the length of time the receivables are past due and other known factors.

Major Customers

The nature of the Company’s product offerings may produce sales to one or a small number of customers in excess of 10% of total net sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on the Company’s results of operations. For 2005, sales to two customers represented 21% and 71% of consolidated net sales, respectively. Approximately $75,000 was due from one of these customers at December 31, 2005. For 2004, sales to one customer represented 80% of consolidated net sales. There were no amounts due from this customer at December 31, 2004. For 2003, sales to three certain customers represented 63%, 14%, and 11% of consolidated net sales, respectively.

Inventories

Inventories are stated at the lower of first-in, first-out (“FIFO”) cost or market. Cost is computed using currently adjusted standards which approximates actual costs on a FIFO basis. The Company assesses the recoverability of all inventory to determine whether adjustments for impairment are required. At December 31, inventories consisted of the following amounts (net of obsolescence reserves of $97,000 in 2005 and $ 354,000 in 2004):

	2005	2004

	(in thousands)

Raw materials	$251	$149
Work in process	55	183
Finished goods	56	69

	$362	$401

Management periodically performs an analysis of the Company’s inventory to determine if its cost exceeds estimated net realizable value. Over the last several years, given the market conditions and the direction of the Company, management discontinued certain product lines and attempted to liquidate the remaining inventory related to those product lines.

Property and Equipment

Property and equipment is stated on the basis of cost. Expenditures for normal repairs and maintenance are charged to operations as incurred.

Depreciation is computed by the straight-line method based on the estimated useful lives of the assets (buildings-40 years, other property and equipment-3 to 10 years).

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.

Capitalized Computer Software Development Costs

Computer software development costs are capitalized after the establishment of technological feasibility of the related technology. These costs are amortized following general release of products based on current and estimated future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product (not to exceed 5 years). Management continually reviews the net realizable value of capitalized software costs. At the time that a determination is made that capitalized software amounts exceed the estimated net realizable value of amounts capitalized, any amounts in excess of the estimated realizable amounts are written off.

No software development costs have been capitalized in the periods presented. Amortization of the costs capitalized prior to 2003 amounted to $ 113,000, $ 172,000, and $ 193,000 in 2005, 2004, and 2003, respectively. These costs were primarily made up of payroll, fringe benefits, and other direct expenses such as facilities allocation. The software amortized over the period is the Company’s microdisplay inspection software toolbox including vision processing algorithms and the Company’s patented sequence development and execution software. These software components are used in the products sold by the Company. Fully amortized software development costs of $6.9 million were written off in 2005.

Patents

Total patent costs incurred and capitalized by the Company were $ 30,000, $4,000, and $2,000 in 2005, 2004 and 2003, respectively. Patents are stated at cost less accumulated amortization. Amortization of the patents amounted to $18,000, $ 30,000, and $46,000 in 2005, 2004, and 2003, respectively. These costs are amortized on a straight-line basis over the estimated useful lives of the assets (not to exceed 5 years).

Revenue Recognition

The Company recognizes revenue in accordance with SOP 97-2, Software Revenue Recognition, Staff Accounting Bulletin No. 101 (“SAB 101”), and Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company accounts for certain product sales of its flat panel display inspection systems as multiple-element arrangements. If specific customer acceptance requirements are met, the Company recognizes revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized when it becomes due (generally upon acceptance). The Company recognizes all other product sales with customer acceptance provisions upon final customer acceptance. The Company recognizes revenue from the sale of spare parts upon shipment. Revenue from service contracts is recognized over the life of the contract. Revenue is reported net of sales commissions.

Concentrations of Credit and Other Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. A significant portion of the Company’s customers are located in Asia, primarily Japan, Taiwan, and Korea, and in Europe. Therefore, the Company’s sales to these countries may be adversely affected by the overall health of these economies, including the effects of currency exchange rate fluctuations and political risks. The Company generally does not require collateral for most of its trade accounts receivable. For sales to some of its customers in certain geographic regions, the Company requires letters of credit. Substantially all of the Company’s revenue is invoiced in U.S. dollars. For 2005, sales to two of the Company’s customers represented 92% of the Company’s total net revenue. The Company believes its credit evaluation and monitoring mitigates its credit risk.

Advertising

Advertising costs are expensed as incurred. Advertising costs were approximately $ 56,000, $ 0, and $ 13,000 in 2005, 2004, and 2003, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (“FAS 109”), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for net deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or future deductibility is uncertain. All deferred tax assets are offset by a valuation allowance.

Fair Value Disclosure

The carrying amounts of certain financial instruments such as cash, accounts receivable, accounts payable and long-term debt approximate their fair values. The fair value of the long-term financial instruments is estimated using discounted cash flow analysis and the Company’s current incremental borrowing rates for similar types of arrangements.

Common Stock Options

The Company continues to follow APB No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to adopt only the disclosure provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of SFAS 123 (see Note H below).

Reclassifications

Certain amounts have been reclassified in prior periods’ presentations to conform to the current year’s presentation.

Contingencies and Litigation

The Company makes an assessment of the probability of an adverse judgment resulting from current and threatened litigation. The Company accrues the cost of an adverse judgment if, in management’s estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation. The Company has made no such accruals at December 31, 2005.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS 123 (R) , “ Share-Based Payment,” which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) will require all share-based payments to employees, including grants of employee stock options , to be recognized in the statement of operations based on their fair values. SFAS 123(R) offers alternative methods for determining the fair value. In April 2005, the SEC issued a new rule that allows companies to implement Statement No. 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, the Company will implement SFAS 123(R) in the reporting period starting January 1, 2006. While management expects that SFAS 123 ( R ) will not have a significant impact on the Company’s financial statements, management has not completed its evaluation.

Note B – Sale of Welding Controls Division

The Company sold the assets of its Welding Controls division in 1999. The buyer assumed a liability to Square D in the amount of $1.8 million in accordance with the purchase agreement. This liability resulted from the settlement of patent litigation in 1994. The settlement required payments of $300,000 per year for ten years. In the event the buyer fails to make the required payments, Integral Vision may be obligated for those amounts due. As of December 31, 2005, no notifications have been made that the Company is obligated for any payments not made and management believes this obligation has been satisfied.

Note C - Long-Term Debt and Other Financing Arrangements

On April 12, 2005, pursuant to a Securities Purchase Agreement, the Company sold 7,000 shares of Series A Convertible Preferred Stock at $1,000 per share, and as additional consideration under the Securities Purchase Agreement, issued Common Stock Warrants for the purchase of up to 3.5 million shares of common stock. Each share of the Series A Convertible Preferred Stock was converted into 1,000 shares of unregistered common stock upon the approval of an increase in the Company’s authorized shares of common stock at a meeting of the stockholders on May 26, 2005. The Common Stock Warrants for the purchase of up to 3.5 million shares of common stock are exercisable at $1.60 per share for a period of five years. The Company used the net proceeds of the Securities Purchase Agreement to reduce certain Company debt, and for working capital. The Company has repaid all of the outstanding principal and interest on the Class 1 and Class 2 Notes. The note holders then exercised their warrants attached to the notes for which the exercise price of the warrant was $1.00 or less. This resulted in the issuance of 6,195,014 shares of restricted common stock. The Class 3 note holders converted their notes for which the conversion price was $1.00 or less, resulting in the issuance of 1,269,757 shares of restricted common stock. The outstanding interest on the Class 3 notes was paid. Additionally, the Company has repaid other obligations totaling approximately $190,000.

Long term debt remaining at December 31, 2005 consists of $378,000 of convertible Class 3 Notes at a conversion price of $1.00. Interest on these Notes is paid semi-annually at a stated rate of 8.0%. The Class 3 Notes mature in April 2008.

The following table outlines the source and (use) of proceeds from the sale (in thousands):

Sale of Series A Convertible Preferred Stock	$7,000
Class 1 and Class 2 warrants exercised	1,865
Class 1 Notes paid (principal and interest)	(1,289)
Class 2 Notes paid (principal and interest)	(1,823)
Class 3 accrued interest paid	(106)
Note and accrued interest due Maxco, Inc.	(111)
Michigan Single Business Tax liability	(78)
Fees to raise capital	(637)
Legal and other fees	(100)

Remaining net cash proceeds	$4,721

The Company expects to use a portion of the proceeds to fund its growth plan and to better secure and deliver large orders, as well as offer units for demonstration and marketing purposes with larger Microdisplay and LCD OEMs which will increase expenditures beyond current levels.

Maxco, Inc. provides consulting services to the Company. These services include assistance with financial statement preparation, compliance with governmental filing requirements, and assistance with certain financing arrangements. The Company and Maxco have agreed on terms for payment to Maxco for these services. Prior to October 1, 2004, no charges were made by Maxco for the services to Integral Vision. The services for the six months ended March 31, 2005 were satisfied by the issuance of 42,000 shares of unregistered common stock in the Company. The amount charged to operations in the first quarter of 2005 for these services amounted to $ 37,000, which is based on the average closing price of the Company’s common stock over that period. Effective April 1, 2005 and through November 30, 2005, the Company began paying Maxco $8,750 per month for each month such services were rendered. The amount charged to operations in 2005 for such administrative services amounted to $70,000. The dependence on Maxco’s services has decreased and therefore beginning December 1, 2005, the Company began compensating Maxco on an hourly basis.

A summary of the Company’s debt obligations as of December 31 is as follows:

	2005	2004

	(in thousands)
Long Term Debt:
Class 3 Notes	$378	$1,355
Face value Class 1 Notes	—	1,140
Less Original Issue Discount (OID)	—	(140)

Net Long Term Debt	$378	$2,355

Short Term Debt:
Class 2 Notes	$—	$1,207
Other Short Term Debt	—	106

Total Short Term Debt	$—	$1,313

Interest paid in 2005 was approximately $473,000 compared to interest expensed of $143,000. The $330,000 difference primarily represents amounts paid for interest on the Notes that was accrued as of December 31, 2004. Interest paid in 2004 was approximately $162,000 compared to interest expensed of $436,000. The $274,000 difference primarily represents amounts accrued for interest on the Notes and the amount of discount on the debentures amortized in 2004. Interest paid in 2003 was approximately $16,000 compared to interest expensed of $370,000. The $354,000 difference primarily represents amounts accrued for interest on the Notes and the amount of discount on the debentures amortized in 2003.

Note D - Income Taxes

The Company establishes valuation allowances in accordance with the provisions of FASB Statement No. 109, “Accounting for Income Taxes.” The Company continually reviews realizability of deferred tax assets and recognizes these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

As of December 31, 2005, the Company has cumulative net operating loss carryforwards approximating $ 42.0 million (expiring: $6.9 million in 2010, $3.9 million in 2011, $3.8 million in 2012, $2.3 million in 2018, $6.6 million in 2020, $1.9 million in 2021, $5.7 million in 2022, $5.5 million in 2023, $ 2.7 million in 2024, and $2.7 million in 2025 ) for federal income tax purposes available to reduce taxable income of future periods and unused investment, alternative minimum tax, and research and development tax credits approximating $331,000. Additionally, the Company’s subsidiary in the United Kingdom has cumulative net operating loss carryforwards approximating $3.8 million that do not expire. For financial reporting purposes, the net operating losses and credits have been offset against net deferred tax liabilities based upon their expected amortization during the loss carryforward period. The remaining valuation allowance is necessary due to the uncertainty of future income estimates. The valuation allowance increased $ 915,000 in 2005, $ 815,000 in 2004, and $2.0 million in 2003.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2005	2004

	(in thousands)

Deferred tax liabilities:
Deductible software development costs, net of amortization	$13	$51

Total deferred tax liabilities	13	51

Deferred tax assets:
Net operating loss carryforwards	14,309	13,382
Credit carryforwards	331	331
Inventory reserve	72	130
Other	126	118

Total deferred tax assets	14,838	13,961
Valuation allowance for deferred tax assets	14,825	13,910

Net deferred tax assets	13	51

Net deferred taxes	$—	$—

The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense (credit) is as follows:

	2005	2004	2003

	(in thousands)

Consolidated net income (loss)	$(2,679)	$(2,459)	$(1,937)
Foreign net income (loss)	—	—	3,928

U.S. net income (loss)	$(2,679)	$(2,459)	$(5,865)

Tax provision (benefit) at U.S. statutory rates	$(911)	$(836)	$(1,995)
Change in valuation allowance	904	826	1,977
Nondeductible expenses	7	10	18
Other	—	—	—

	$—	$—	$—

There were no income tax payments made in 2005, 2004, or 2003.

Note E – Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	2005	2004	2003

	(in thousands, except per share data)
Numerator for basic and diluted loss per share - loss available to common stockholders
Net loss	$(2,679)	$(2,459)	$(1,937)

*there was no effect of dilutive securities, see below

Denominator for basic and diluted loss per share - weighted average shares	24,531	13,435	9,430

*there was no effect of dilutive securities, see below

Basic and diluted loss per share:
Net loss	$(0.11)	$(0.18)	$(0.21)

Warrants and options outstanding were not included in the computation of diluted earnings per share because the inclusion of these instruments would have an antidilutive effect. For additional disclosures regarding stock options and warrants see Note H.

Note F - Employee Savings Plan

The Company has an Employee Savings Plan covering substantially all United States’ employees. The Company contributes $.20 to the Plan for every dollar contributed by the employees up to 6% of their compensation. The Plan also provides for discretionary contributions by the Company as determined annually by the Board of Directors. Company contributions charged to operations under the Plan were $ 10,000, $ 8,000, and $ 6,000 for 2005, 2004 and 2003, respectively.

Note G – Lease Commitments and Contingencies

The Company uses equipment and office space under operating lease agreements requiring rental payments approximating $ 103,000 in 2006, $ 104,000 in 2007, $104,000 in 2008, $102,000 in 2009, and $103,000 in 2010. Included in the above numbers is the rent to be paid as a result of the lease agreement entered into on October 19, 2005 in connection with the Company’s relocation to its new Wixom facilities. Rent expense charged to operations approximated $ 85,000, $78,000, and $70,000 in 2005, 2004 and 2003, respectively.

Note H - Stock Options, Warrants, and Preferred Stock

The Company continues to follow APB No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to adopt only the disclosure provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.”

Pro forma information regarding net loss and loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	May 2004	August 2004	2003

Expected stock price volatility	1.256	1.330	1.308	1.172
Risk free interest rate	2.0%	2.0%	2.0%	2.0%
Expected life of options in years	7.0	7.0	7.0	7.0

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for 2005, 2004, and 2003 is as follows:

	2005	2004	2003

	(in thousands, except per share data)
Pro forma net loss	$(2,929)	$(2,659)	$(1,960)
Pro forma loss per share:
Basic and Diluted	$(0.12)	$(0.20)	$(0.21)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock option plan has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options. These proforma results reflect stock options granted only in 1995 through 2005 and may not be comparable with the results of applying the fair market value methodology to all stock options granted prior to the initial adoption of SFAS 123.

The estimated fair value per share of the options granted in 2005 was $1.27. The estimated fair value per share of the options granted in May 2004 and August 2004 was $1.58 and $0.95, respectively. The estimated fair value per share of the options granted in 2003 was $0.13.

In May 2003, the Compensation Committee of the Company’s Board of Directors resolved to grant 140,000 qualified stock options for the purchase of common shares with an exercise price equal to the market price at the close of trading on the grant date, $.15 per share. An additional 40,000 options were granted in May 2003 with an exercise price equal to the market price at the close of trading on the grant date, $. 16 per share. In order to facilitate this grant, Mr. Charles Drake, the Company’s Chairman, agreed to forfeit options on 156,000 shares so that they could be distributed to other key personnel.

In May 2004, the Compensation Committee of the Company’s Board of Directors resolved to grant 124,000 qualified stock options for the purchase of common shares with an exercise price equal to the market price at the close of trading on the grant date, $1.71 per share. In August 2004, the Compensation Committee of the Company’s Board of Directors resolved to grant 100,000 qualified stock options for the purchase of common shares with an exercise price equal to the market price at the close of trading on the grant date, $1.03 per share.

In June 2005, the Compensation Committee of the Company’s Board of Directors resolved to grant 160,000 qualified stock options for the purchase of common shares with an exercise price of $1.40 per share, which was the market price at the close of trading on the grant date.

At December 31, 2005, there were options outstanding to purchase 1.1 million shares of common stock at exercise prices ranging from $.10 to $ 6.25 per share.

A summary of the status of the Option Plans at December 31, 2005 is as follows:

	2004 Plan	1999 Plan	1995 Plan

	(in thousands)

Options outstanding	384	355	375
Options exercisable	224	355	375
Options granted during:
2005	160	0	0
2004	224	0	0
2003	0	158	22
2002	0	202	98
2001	0	120	215
2000	0	0	0
1999	0	400	206
1998	0	0	0
1997	0	0	267
1996	0	0	132

Options available for grant	616	3	0

The Compensation Committee of the Board of Directors approves option grants. The option price is the market price on the date of the grant, and vesting generally occurs after one year and the expiration occurs ten years from the date of the grant.

A summary of option activity under all plans for the year ended December 31 follows:

	2005		2004		2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

	(number of shares in thousands)

Outstanding at beginning of year	991	$0.92	1,005	$0.73	1,038	$1.15
Granted	160	1.40	224	1.41	180	0.15
Exercised	(32)	0.17	(224)	0.12	0	0.00
Canceled	(5)	8.50	(14)	7.75	(213)	2.31

Outstanding at end of year ($.10 to $6.25 per share)	1,114	0.97	991	0.92	1,005	0.73

Exercisable ($.10 to $6.25 per share)	954	$0.90	767	$0.77	825	$0.85

Additional information regarding the range of exercise prices and weighted average remaining life of options outstanding at December 31, 2005 follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Number Exercisable

	(number of shares in thousands)

$.10 to $1.71	1,062	6.9	902
$4.88 to $6.25	52	1.1	52

$.10 to $6.25	1,114	7.1	954

As of December 31, 2005, the Company had $378,000 in outstanding Class 3 Notes payable that are convertible into the Company’s common stock at $1.00 per share.

A summary of the outstanding warrants, options, and shares available upon the conversion of debt at December 31, 2005 is as follows:

	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Life	Number Exercisable

	(number of shares in thousands)
Warrants	$1.60	3,500	4.3	3,500

Class 3 Notes	$1.00	378	2.3	378

1995 Employee Stock Option Plan	$1.21	375	4.5	375

1999 Employee Stock Option Plan	$0.27	355	6.3	355

2004 Employee Stock Option Plan	$1.40	384	8.9	224

	$1.41	4,992	4.6	4,832

The Company is authorized to issue up to 400,000 shares of preferred stock the terms of which are determined by the Board of Directors. The Company sold 7,000 shares of Series A Convertible Preferred Stock in April 2005. These shares were converted into 7,000,000 shares of common stock on May 27, 2005.

Note I – Operations by Geographic Area

Statement of Financial Accounting Standards ( “ SFAS ” ) No. 131, Disclosures about Segments of an Enterprise and Related Information established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of the enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The Company is engaged in one business segment, vision-based inspection products. The following presents information by geographic area.

	Year Ended December 31

	2005	2004	2003

	(in thousands)

Net revenues by geographic area:
North America	$650	$243	$556
Europe	17	1,230	5
Asia	19	69	80

	$686	$1,542	$641

* Geographic areas that are considered individually material are listed (more than 10% of net revenues), all others are included in North America and in total are considered immaterial.

Note J – Royalty Payments Received

The Company received approximately $17,000 and $61,000 in royalties in 2005 and 2004, respectively.

Note K – Capitalized Software Costs

Management has focused its development, sales and marketing efforts on the Company’s inspection systems for the flat panel display (FPD) industry. Industry sources indicate that this market will be substantial once fully developed. The Company has developed inspection solutions for the leading technologies used in the FPD industry including liquid crystal on silicon (LCOS), organic light emitting diodes (OLED and PolyOLED), electroluminescent (EL), high temperature polysilicon (HTPS), low temperature polysilicon (LTPS), liquid crystal display (LCD), and microelectromechanical systems (MEMS).

Management periodically performs an analysis of the net realizable value of capitalized software costs.

Note L – Market for the Company’s Common Stock

Information on the current quotes on the stock, which will continue to use the ticker symbol INVI, are available at the OTCBB’s website, www.otcbb.com and most financial information portals, such as that provided at http://finance.yahoo.com or http://quote.bloomberg.com. Integral Vision expects to continue to provide information through filings with the Securities and Exchange Commission (SEC) as required for continued listing on the OTCBB. These filings can be found at the SEC’s website at www.sec.gov.

Note M – Going Concern Matters

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has incurred losses from operations in 2005, 2004, and 2003 of $2.7 million, $2.4 million, and $1.9 million, respectively. The continuing losses raise doubt about the Company’s ability to continue as a going concern.

The Company is currently working with a number of large customers who are evaluating the Company’s products for use in their manufacture of products using new microdisplay technologies. The Company expects that additional sales orders will be placed by these customers in the second half of 2006 provided that markets for these products continue to grow and the customers continue to have interest in the Company’s technology-assisted inspection systems. Ultimately, the Company’s ability to continue as a going concern will be dependent on these large companies getting their emerging display technology products into high volume production and placing sales orders with the Company for inspection products to support that production.

The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

For further discussion regarding the Company’s obligations, see Note C - Long-Term Debt and Other Financing Arrangements.

Note N – Supplemental Cash Flows Disclosure

Non-cash Investing and Financing Activities

During 2005, the Company settled $1,140,000 of Class 1 Notes, $1,482,000 of Class 2 Notes, and $977,326 of Class 3 Notes in exchange for the issuance of 7,464,771 shares of common stock in connection with the exercise of warrants and conversion of the notes.

During 2004, the Company settled $985,000 of Class 1 Notes and $45,000 of Class 3 Notes in exchange for the issuance of 4,000,737 shares of common stock in connection with the exercise of warrants and conversion of the notes.

Other Cash Flows Information

Interest of approximately $ 473,000, $ 162,000, and $ 16,000 was paid in 2005, 2004, and 2003, respectively.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

                    Pursuant to Michigan law, the Registrant has the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                    The Registrant’s Restated Articles of Incorporation, as amended, provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Michigan law.

                    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                    The Registrant has purchased insurance with respect to, among other things, the liabilities that may arise under the circumstances referred to above. The directors and officers of the Registrant are also insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they are not indemnified by the Registrant.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                    The following table sets forth the expenses payable by the Registrant in connection with the registration of the securities offered by this Registration Statement. All amounts except the SEC registration fee are estimated.

Expense		Amount
SEC registration fee		$4,453
Printing expenses	$	xxxxxxx
Legal fees and expenses	$	xxxxxxxx
Accounting fees and expenses		$7,500
Miscellaneous		$2,800

Total	$	xxxxxxxx

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

                    For a discussion regarding the Registrant’s notes and warrants, see Note H – Stock Options , Warrants and Preferred Stock , contained in the Registrant’s quarterly consolidated financial statements for the year ended December 31, 2005 included in the prospectus which is part of this registration statement.

                    Our Class 1, Class 2 and Class 3 notes and warrants were sold in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act. To the Registrant’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

                    In February 2004, the Registrant sold 1,223,000 shares of unregistered shares of its common stock for the aggregate amount of $1,504,290 in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act . The securities were sold to four investment firms, one of which purchased in excess of 800,000 shares. To the Registrant’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

                    In April 2005, the Registrant sold 7,000 shares of Series A Convertible Preferred Stock at $1,000 per share and warrants to purchase 3,500,000 shares of common stock for the aggregate amount of $7,000,000 in a private transaction. The conversion price for the preferred shares is $1.00 and the exercise price for the warrants is $1.60 per share. The securities were sold in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act. To the Registrant’s knowledge, all of the purchasers are either “accredited investors” as that term is defined in Regulation D under the Securities Act or, either alone or with their purchaser representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment.

                    On May 27, 2005, following approval of an increase in the Registrant’s authorized shares of common stock at a meeting of the shareholders held on May 26, 2005, each share of the Series A convertible preferred stock automatically converted into 1,000 shares of unregistered common stock.

ITEM 27. EXHIBITS

The following exhibits are filed as part of this Registration Statement.

1.	N/A
2.	N/A
3.1	Restated Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant’s Form 10-K for the year ended December 31, 1995, SEC file 0-12728, and incorporated herein by reference).
3.2	Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the registrant’s Form 10-K for the year ended December 31, 1994, SEC file 0-12728, and incorporated herein by reference).
3.3

Certificate of Designation effective April 11, 2005 and amendment to the By-Laws of the Registrant effective March 23, 2005 (filed as Exhibit 4(b) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

3.4

Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on May 27, 2005 (filed as Exhibit 3.4 to the registrant’s Registration Statement on Form SB-2 filed on June 9, 2005, SEC File No. 333-125669, and incorporated herein by reference).

4.1

Form of Class 2 Common Stock Purchase Warrant Certificate (Class 2 Warrant) (included as Exhibit E to Form of Fourth Amended Note and Warrant Purchase Agreement which Fourth Amended Note and Warrant Purchase Agreement was filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.2

Form of 8% Convertible Note (Class 3 Note) (included as Exhibit F to Form of Fourth Amended Note and Warrant Purchase Agreement which Fourth Amended Note and Warrant Purchase Agreement was filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.3	Form of 1997 Warrant (filed as part of Exhibit 4.3 to registrants Form 8-K dated July 15,

1997, SEC file 0-12728, and incorporated herein by reference).
4.4

Form of Common Stock Purchase Warrant (included as Exhibit B to Securities Purchase Agreement, which Securities Purchase Agreement was filed as exhibit 4(a) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

5.**	Opinion of Warren Cameron Asciutto & Blackmer, P.C.
8.	N/A
9.	N/A
10.1	Note and Warrant Purchase Agreement (filed as Exhibit 4.1 to the registrants Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).
10.2

Form of Integral Vision, Inc. Common Stock Purchase Warrant Certificate (1997 Warrant) (filed as Exhibit 4.3 to registrant’s Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).

10.3

Note and Warrant Purchase Agreement dated March 29, 2001 including Form of Integral Vision, Inc. 15% Senior Subordinated Secured Note and Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.4 to registrant’s Form 10-K for the year ended December 31, 2000, SEC file 0-12728, and incorporated herein by reference).

10.4

Form of amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. 10% Secured Note and Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.5 to registrant’s Form 10-Q for the quarter ended June 30, 2001, SEC file 0-12728, and incorporated herein by reference).

10.5

Form of Second Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 2 Note and Integral Vision, Inc. Class 2 Common Stock Purchase Warrant Certificate (filed as Exhibit 4.6 to registrant’s Form 10-Q for the quarter ended March 31, 2002, SEC file 0-12728, and incorporated herein by reference).

10.6

Consent to Modifications dated March 17, 2003 modifying the terms of the Second Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.7 to registrant’s Form 10-K for the year ended December 31, 2002, SEC file 0-12728, and incorporated herein by reference).

10.7

Form of Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 3 Note (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

10.8

Form of Confidentiality and Non-Compete Agreement Between the Registrant and its Employees (filed as Exhibit 10.4 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.9	Integral Vision, Inc. 1999 Employee Stock Option Plan (filed as exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).
10.10*

Patent License Agreement dated October 4, 1995 by and between Integral Vision, Inc. and Square D Company (filed as Exhibit 10.24 to the registrant’s Form 10-Q for the quarter ended September 30, 1995, SEC File 0-12728,and incorporated herein by reference).

10.17

Asset Sale Purchase Agreement between the registrant and DaTARIUS Technologies, Inc. (filed as exhibit 10.13 to the registrant’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).

10.18	Integral Vision, Inc. 2004 Employee Stock Option Plan (filed as exhibit 10.11 to the registrants Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).
10.19

Securities Purchase Agreement, effective April 12, 2005, and the Registration Rights Agreements, Common Stock Warrants, voting agreements, and Lock-Up Agreements, made a part thereof, among the respective parties thereto (filed as Exhibit 4(a) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

11.	N/A
13.	N/A
15.	N/A

16.	N/A
21.	N/A
23.1	Consent of Warren Cameron Asciutto & Blackmer, P.C. (included in Exhibit 5).
23.2+	Consent of Rehmann Robson, independent registered public accounting firm.
24**	Power of Attorney.
25.	N/A
26.	N/A
99.	N/A

* The Company has been granted confidential treatment with respect to certain portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act, as amended.
+ Filed herewith.
** Previously filed.

ITEM 28. UNDERTAKINGS.

                    The undersigned Registrant hereby undertakes that it will:

          (1)      File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(a)	include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)

reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(c)	include any additional or changed material information on the plan of distribution.

          (2)      For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3)      File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURE

                    In accordance with the Requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Wixom, State of Michigan on April 21, 2006.

INTEGRAL VISION, INC.

By:	/S/ Mark R. Doede

Mark R. Doede President

                    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on April 21, 2006:

Signatures	Title

*	Chairman of the Board, Chief Executive Officer and a Director (Principal Executive officer)

Charles J. Drake

/S/ Mark R. Doede	President, Chief Operating Officer and Chief Financial Officer (Principal Accounting Officer)

Mark R. Doede

*	Director

Max A. Coon

*	Director

Vincent Shunsky

*	Director

William B. Wallace

*	Director

Samuel O. Mallory

* By:	/S/ Mark R. Doede

Mark R. Doede Attorney-In-Fact

EXHIBIT INDEX

1.	N/A
2.	N/A
3.1	Restated Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant’s Form 10-K for the year ended December 31, 1995, SEC file 0-12728, and incorporated herein by reference).
3.2	Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the registrant’s Form 10-K for the year ended December 31, 1994, SEC file 0-12728, and incorporated herein by reference).
3.3

Certificate of Designation effective April 11, 2005 and amendment to the By-Laws of the Registrant effective March 23, 2005 (filed as Exhibit 4(b) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

3.4

Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on May 27, 2005 (filed as Exhibit 3.4 to the registrant’s Registration Statement on Form SB-2 filed on June 9, 2005, SEC File No. 333-125669, and incorporated herein by reference).

4.1

Form of Class 2 Common Stock Purchase Warrant Certificate (Class 2 Warrant) (included as Exhibit E to Form of Fourth Amended Note and Warrant Purchase Agreement which Fourth Amended Note and Warrant Purchase Agreement was filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.2

Form of 8% Convertible Note (Class 3 Note) (included as Exhibit F to Form of Fourth Amended Note and Warrant Purchase Agreement which Fourth Amended Note and Warrant Purchase Agreement was filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.3	Form of 1997 Warrant (filed as part of Exhibit 4.3 to registrants Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).
4.4

Form of Common Stock Purchase Warrant (included as Exhibit B to Securities Purchase Agreement, which Securities Purchase Agreement was filed as exhibit 4(a) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

5. **	Opinion of Warren Cameron Asciutto & Blackmer, P.C.
8.	N/A
9.	N/A
10.1	Note and Warrant Purchase Agreement (filed as Exhibit 4.1 to the registrants Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).
10.2

Form of Integral Vision, Inc. Common Stock Purchase Warrant Certificate (1997 Warrant) (filed as Exhibit 4.3 to registrant’s Form 8-K dated July 15, 1997, SEC file 0-12728, and incorporated herein by reference).

10.3

Note and Warrant Purchase Agreement dated March 29, 2001 including Form of Integral Vision, Inc. 15% Senior Subordinated Secured Note and Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.4 to registrant’s Form 10-K for the year ended December 31, 2000, SEC file 0-12728, and incorporated herein by reference).

10.4

Form of amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. 10% Secured Note and Integral Vision, Inc. Common Stock Purchase Warrant Certificate (filed as Exhibit 4.5 to registrant’s Form 10-Q for the quarter ended June 30, 2001, SEC file 0-12728, and incorporated herein by reference).

10.5

Form of Second Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 2 Note and Integral Vision, Inc. Class 2 Common Stock Purchase Warrant Certificate (filed as Exhibit 4.6 to registrant’s Form 10-Q for the quarter ended March 31, 2002, SEC file 0-12728, and incorporated herein by reference).

10.6	Consent to Modifications dated March 17, 2003 modifying the terms of the Second Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.7 to registrant’s Form 10-K for the year ended December 31, 2002, SEC file 0-12728, and incorporated herein by reference).
10.7

Form of Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 3 Note (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

10.8

Form of Confidentiality and Non-Compete Agreement Between the Registrant and its Employees (filed as Exhibit 10.4 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.9	Integral Vision, Inc. 1999 Employee Stock Option Plan (filed as exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).
10.10*

Patent License Agreement dated October 4, 1995 by and between Integral Vision, Inc. and Square D Company (filed as Exhibit 10.24 to the registrant’s Form 10-Q for the quarter ended September 30, 1995, SEC File 0-12728,and incorporated herein by reference).

10.17

Asset Sale Purchase Agreement between the registrant and DaTARIUS Technologies, Inc. (filed as exhibit 10.13 to the registrant’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).

10.18	Integral Vision, Inc. 2004 Employee Stock Option Plan (filed as exhibit 10.11 to the registrants Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).
10.19

Securities Purchase Agreement, effective April 12, 2005, and the Registration Rights Agreements, Common Stock Warrants, voting agreements, and Lock-Up Agreements, made a part thereof, among the respective parties thereto (filed as Exhibit 4(a) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

11.	N/A
13.	N/A
15.	N/A
16.	N/A
21.	N/A
23.1	Consent of Warren Cameron Asciutto & Blackmer, P.C. (included in Exhibit 5).
23.2+	Consent of Rehmann Robson, independent registered public accounting firm.
24.**	Power of Attorney.
25.	N/A
26.	N/A
99.	N/A

* The Company has been granted confidential treatment with respect to certain portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act, as amended.
+ Filed herewith.
** Previously filed.